Exhibit 99.1

NOTICE OF 2021 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

OBSIDIAN ENERGY 2021 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JUNE 16, 2021

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Obsidian Energy Ltd. (“Obsidian Energy”) will be held at the corporate head office of Obsidian Energy, located at 200 – 207 9th Avenue SW Calgary, Alberta on Wednesday, June 16, 2021, at 9:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Obsidian Energy for the year-ended December 31, 2020 and the auditors’ report thereon;

2.	to appoint the auditors of Obsidian Energy for the ensuing year;

3.	to elect directors of Obsidian Energy for the ensuing year;

4.

to hold a non-binding advisory vote on Obsidian Energy’s approach to executive compensation as more particularly described in the accompanying management information circular and proxy statement of Obsidian Energy dated April 30, 2021 (the “Information Circular”); and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is April 30, 2021. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any matter at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Obsidian Energy’s registrar and transfer agent, AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, in each case by not later than 9:00 a.m. (Mountain Daylight Time) on June 14, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion and authority under the accompanying form of proxy to consider amendments or variations of the matters of business identified in this Notice of Annual and Special Meeting, as well as any other matters properly brought before the Meeting, or any adjournment or postponement thereof. Shareholders are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

The Company intends to hold its Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the meeting date. As always, the Company encourages Shareholders to vote their shares prior to the Meeting.

Any questions regarding voting your Shares should be directed to our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor.relations@obsidianenergy.com

Dated at the City of Calgary, in the Province of Alberta, this 30th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF OBSIDIAN ENERGY LTD.

(signed) “Stephen Loukas”
Stephen Loukas
Interim President and Chief Executive Officer
Obsidian Energy Ltd.

TABLE OF CONTENTS

VOTING INFORMATION	1

MATTERS TO BE ACTED UPON AT THE MEETING	7

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	10

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES	10

STANDING COMMITTEE COMPOSITIONS	14

DIRECTOR INDEPENDENCE	15

DIRECTOR ATTENDANCE RECORD	16

BOARD AND COMMITTEE MEETINGS	16

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS	16

DIRECTORS’ TERM AND RETIREMENT POLICY	17

REMUNERATION OF DIRECTORS	17

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM	17

DEFERRED SHARE UNIT PLAN	19

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS	20

DIRECTOR REMUNERATION DATA	22

OTHER BOARD INFORMATION	25

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT	25

DIRECTOR ORIENTATION AND EDUCATION	25

BOARD MEMBERSHIP IN 2020	26

OTHER DISCLOSURES FOR DIRECTOR NOMINEES	26

COMPENSATION DISCUSSION & ANALYSIS	28

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE	28

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS	28

APPROACH TO EXECUTIVE COMPENSATION	29

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING	31

EXECUTIVE COMPENSATION DECISIONS FOR 2020 AND 2021 DEVELOPMENTS	32

EXECUTIVE COMPENSATION REVIEW PROCESS	40

MANAGING COMPENSATION RISK	42

EXECUTIVE COMPENSATION DATA	45

PERFORMANCE GRAPH	49

SUMMARIES OF EQUITY COMPENSATION PLANS	50

EMPLOYEE RETIREMENT/SAVINGS PLAN	50

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN	51

DATA REGARDING OUTSTANDING SHARE UNIT AWARDS	53

OBSIDIAN ENERGY 2021 MANAGEMENT PROXY CIRCULAR

STOCK OPTION PLAN	53

DATA REGARDING OUTSTANDING OPTIONS	59

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS	59

NEO AGREEMENTS	59

TERMINATION BENEFITS FOR STEPHEN LOUKAS	64

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS	64

CONTINUOUS SHAREHOLDER ENGAGEMENT	65

MISCELLANEOUS MATTERS	66

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

OBSIDIAN ENERGY 2021 MANAGEMENT PROXY CIRCULAR

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED APRIL 30, 2021

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

OBSIDIAN ENERGY LTD.

TO BE HELD ON WEDNESDAY, JUNE 16, 2021

VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Obsidian Energy Ltd. for use at the Annual and Special Meeting of the holders of the common shares of Obsidian Energy to be held on Wednesday, June 16, 2021, at 9:00 a.m. (Mountain Daylight Time) at the corporate head office of Obsidian Energy located at Suite 200, 207 9th Avenue SW, Calgary, Alberta and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory. Unless otherwise indicated, all information provided in this Information Circular is given as at April 30, 2021.

The solicitation of proxies will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers and certain employees of Obsidian Energy may solicit proxies personally by telephone or other telecommunication, but will not receive additional compensation for doing so.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, by not later than 9:00 a.m. (Mountain Daylight Time) on June 14, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “Voting Options – Voting by Registered Shareholders” below.

The Record Date for the Meeting is the close of business on April 30, 2021. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even if the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the

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transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Obsidian Energy. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Obsidian Energy as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Obsidian Energy. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Obsidian Energy does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy or Voting Instruction Form supplied to a Beneficial Shareholder by its broker is substantially similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile.

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Alternatively the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders – such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Obsidian Energy will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

The Company intends to hold its Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the meeting date. As always, the Company encourages Shareholder to vote their shares prior to the Meeting.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of AST Trust Company (Canada) at any time up to and including the last business day

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preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the Shareholder on any matter to be acted upon at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon at the Meeting. The persons named in the Instrument of Proxy furnished by Obsidian Energy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date of this Information Circular, management of Obsidian Energy knows of no such amendment, variation or other matter to be acted on at the Meeting.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person

Attend the Meeting and register with the transfer agent AST Trust Company (Canada) upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.

Mail

Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:

AST Trust Company (Canada)

Proxy Department,

P.O. Box 721, Agincourt,

Ontario M1S 0A1

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 9:00 a.m. (Mountain Daylight Time) on June 14, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting (the “Proxy Deadline”).

Telephone	Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You

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will need your 13-digit control number appearing on your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.astvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxyvote@astfinancial.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor.relations@obsidianenergy.com

Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a “nominee”, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how to vote your Shares.

If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor.relations@obsidianenergy.com

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Notice-and-Access

Obsidian Energy has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Obsidian Energy has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and- Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with the notice (the “Notice-and-Access Notification”) provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice- and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact AST Trust Company (Canada) at the toll-free number 1-888-433-6443 or 1-416-882-3801 outside Canada and the U.S., by email at fulfillment@astfinancial.com, or online at www.meetingdocuments.com/ASTca/obe or through Obsidian Energy’s profile on SEDAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Daylight Time) on June 2, 2021. A Beneficial Shareholder may also call Obsidian Energy at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Obsidian Energy is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at April 30, 2021, 74,250,297 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

To the knowledge of the directors and executive officers of Obsidian Energy, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

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Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting, other than the advisory vote on Obsidian Energy’s approach to executive compensation, which shall not be binding on Obsidian Energy.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Obsidian Energy for the year-ended December 31, 2020, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Obsidian Energy’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com

Appointment of Auditor

The Board recommends that Ernst & Young LLP (“E&Y”) be appointed auditor of Obsidian Energy for the ensuing year at a remuneration to be approved by the Board. E&Y has been the auditor of Obsidian Energy since May 13, 2015.

Shareholders will consider an ordinary resolution to appoint the firm of E&Y to serve as auditors of Obsidian Energy until the next annual meeting of the Shareholders. The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote IN FAVOUR of this ordinary resolution at the Meeting.

Election of Directors of Obsidian Energy

The articles of Obsidian Energy provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently eight (8) directors and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) directors. All of the current directors have been elected for a term that ends at the close of the Meeting. Management does not contemplate that any of the director nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Instrument of Proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold

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office until the close of the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is vacated earlier.

Management’s eight (8) nominees for election as directors of Obsidian Energy by Shareholders are as follows:

John Brydson	Maureen Cormier Jackson
Raymond D. Crossley	Edward H. Kernaghan
Michael J. Faust	Stephen E. Loukas
William A. Friley	Gordon Ritchie

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Obsidian Energy at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of each such nominee as a director of Obsidian Energy at the Meeting.

Information in respect of the nominees for election as directors of Obsidian Energy is set forth below under “Information Concerning the Board and Director Nominees – Biographical and Other Information for Director Nominees”.

Individual Director Nomination and Majority Voting Policy

Obsidian Energy has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Human Resources, Governance & Compensation Committee, to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Human Resources, Governance & Compensation Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Human Resources, Governance & Compensation Committee, including but not limited to the performance review feedback received from members of the Board pursuant to Obsidian Energy’s annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the Human Resources, Governance & Compensation Committee or the Board at which the resignation is considered.

3.

Within 90 days of the Shareholders’ meeting at which the votes were cast, a news release will be issued by Obsidian Energy announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the

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Board determines not to accept a resignation, the news release will state the reasons for that decision.

In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law (“By-law No. 2”), which was approved by Shareholders at the Corporation’s 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Corporation, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Obsidian Energy’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Obsidian Energy’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis.”

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Obsidian Energy Ltd. (the “Corporation”) dated April 30, 2021 and delivered in connection with the 2021 Annual and Special Meeting of Shareholders of the Corporation.”

As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, and therefore the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution at the Meeting.

9	OBSIDIAN ENERGY 2021 MANAGEMENT PROXY CIRCULAR

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR this non-binding advisory resolution at the Meeting.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Obsidian Energy, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Obsidian Energy (or one of its predecessors), to the extent applicable, and the number of securities of Obsidian Energy beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 30, 2021.

JOHN BRYDSON Greenwich, Connecticut, USA Age: 68 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Ownership
	Shares:	383,571(1)
	Deferred Share Units:	421,993(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	18/19
Audit Committee	4/4	27/28
Operations and Reserves Committee	5/5	(96%)
Commercial Committee(3)	0/0

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RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 62 Independent Director Director Since: March 6, 2015

Mr. Crossley is a financial executive and corporate director. He is the Chair of the board of Canada West Foundation and a member of the board of the Alberta Securities Commission. Mr. Crossley retired in 2015 from PricewaterhouseCoopers (“PwC”) after more than 33 years of service. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. He holds the ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
	Shares:	2,714(1)
	Deferred Share Units:	246,009(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	19/19	29/29 (100%)
Audit Committee (Chair)	4/4
HRG&C Committee(4)	6/6

MICHAEL J. FAUST Anchorage, Alaska, USA Age: 60 Independent Director Director Since: May 11, 2018

Mr. Faust has 34 years of industry, financial and leadership experience within the oil and gas sector, including diverse geological, geophysical and technical reservoir experience spanning many different basins and formations throughout the world. Mr. Faust was the Interim President and Chief Executive Officer of Obsidian Energy from March 18, 2019 to December 4, 2019. Mr. Faust is a consultant with Quartz Geophysical LLC, a geophysical consulting business. Since January 2017, he has been a director of SAExploration Holdings, Inc., a NASDAQ-listed oilfield services company offering seismic data acquisition and logistical support services in Alaska, Canada, South America, West Africa and Southeast Asia, and in August 2019, he became the President in addition to his role as Executive Chairman of the Board (becoming the President and Chief Executive Officer and member of the Board on December 27, 2020). Mr. Faust was the Vice President, Exploration and Land at ConocoPhillips Alaska, Inc., where he oversaw and managed the company’s exploration organization and strategy in Alaska. Mr. Faust earned his Master of Arts degree in Geophysics from the University of Texas at Austin in 1984, after receiving his Bachelor of Science degree in Geology from the University of Washington in 1981. Mr. Faust is a Certified Petroleum Geologist and a member of the American Association of Petroleum Geologists, the Society of Exploration Geophysicists, and served as the President of the Geophysical Society of Alaska from 2001 to 2002.

Ownership
	Shares:	123,070(1)
	Deferred Share Units:	275,090(2)(6)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	17/19	22/24 (92%)
Operations and Reserves Committee(4)	5/5
Commercial Committee (Chair)(3)	0/0

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William A. Friley Calgary, Alberta, Canada Age: 69 Independent Director Director Since: March 12, 2015

Mr. Friley is President and Chief Executive Officer of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. He is on the board of directors of Titan Energy Services and Advanced Flow Technologies, both private Calgary-based oilfield services companies and is former Chairman of the board of directors of OSUM Oil Sands Corp., a private Calgary based oil sands exploration and production company. Mr. Friley founded and was President, Chief Executive Officer and Chairman of Triumph Energy Corp. (“Triumph”), a TSX-listed oil and gas exploration company from 1993-2001, when Triumph was acquired by Baytex Energy Ltd. He is past Chair of the Canadian Association of Petroleum Producers, as well as a past director of a number of oil and gas companies, including Mustang Resources Ltd., Silverstar Well Servicing Inc., Viking Energy Trust and Harvest Energy Trust. Mr. Friley is a past Chairman of the Regional Board of the Nature Conservancy of Canada (“NCC”), Canada’s largest land conservation organization, and is now the Chairman Emeritus to the Alberta Region board of the NCC. Mr. Friley graduated with a degree in Geology from the University of Colorado in 1978 and he has explored for and produced oil and gas throughout Western Canada for more than 35 years.

Ownership
	Shares:	14,378(1)
	Deferred Share Units:	231,565(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	19/19	30/30 (100%)
Operations and Reserves Committee (Chair)	5/5
HRG&C Committee	6/6

MAUREEN CORMIER JACKSON Calgary, Alberta, Canada Age: 63 Independent Director Director Since: March 8, 2016

Ms. Cormier Jackson is an independent businesswoman with over 35 years of executive, financial and operational expertise in the oil and gas industry. From 2012 and until her retirement in 2014, Ms. Cormier Jackson was Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. (“Suncor”). Her career spanned numerous roles at Suncor which provided experience in the areas of accounting and financial controls, environment, health and safety, and project management. Ms. Cormier Jackson is also a director of Enerflex Ltd. and serves on the Dean’s Advisory Board of Dean of Medicine at the University of Calgary. She was previously a director of a privately-owned family business for more than 15 years and has been involved in several non-profit organizations in various capacities during her career. Ms. Cormier Jackson is a Chartered Professional Accountant and holds a Bachelor of Commerce from Memorial University. She also holds an ICD.D designation from the Institute of Corporate Directors.

Ownership
	Shares:	19,286(1)
	Deferred Share Units:	284,097(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	19/19	29/29 (100%)
Audit Committee	4/4
HRG&C Committee (Chair)	6/6

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EDWARD H. KERNAGHAN Toronto, Ontario, Canada Age: 49 Independent Director Director Since: January 3, 2018

Mr. Kernaghan holds a Master of Science Degree from the University of Toronto. He is Senior Investment Advisor of Kernaghan & Partners Ltd., a brokerage firm. He is also President of Principia Research Inc., a research and investment company, and of Kernwood Ltd.(9), an investment holding company. Mr. Kernaghan also sits on the Board of Directors of Waterloo Brewing Company, Boralex Inc., Exco Technologies Ltd., and Black Diamond Group Limited

Ownership
	Shares:	100,421(1)
	Deferred Share Units:	212,716(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	18/19	29/30 (97%)
Operations and Reserves Committee	5/5
HRG&C Committee	6/6

STEPHEN E. LOUKAS Rye, New York, USA Age: 43 Director, Interim President & Chief Executive Officer Director Since: May 11, 2018

Mr. Loukas is partner, managing member, and portfolio manager at FrontFour Capital Group LLC, a value-based investment management firm. Mr. Loukas was appointed Interim President and Chief Executive Officer of Obsidian Energy on December 5, 2019. Previously, Mr. Loukas held roles including Director at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group, and at Pirate Capital where he was a senior investment analyst. Mr. Loukas has also worked within the Corporate Finance & Distribution Group of Scotia Capital where he focused on the structuring and syndication of leveraged loans and high yield debt. Mr. Loukas started his career at restructuring firm Zolfo Cooper where he assisted corporate clients in the development and implementation of operational and financial restructuring plans. Mr. Loukas has previously served as a director of Xinergy Ltd. Mr. Loukas received a B.A. in Finance and Accounting from New York University.

Ownership
	Shares:	4,024,717(1)(6)
	Deferred Share Units:	118,197(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board(5)	19/19	19/19 (100%)
Commercial Committee(3)	0/0

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GORDON RITCHIE Calgary, Alberta, Canada Age: 68 Independent Chair of the Board Director Since: December 1, 2017

Mr. Ritchie retired in 2016, following a career spanning over 37 years with RBC Capital Markets LLC. From 2005 through 2016, Mr. Ritchie served as Vice Chairman, with primary responsibility for many of RBC’s top energy clients. During this period Mr. Ritchie led teams completing many of the largest energy M&A and financing transactions in Canada, aggregating in excess of $200 billion. From 2000 through 2005, he served as Managing Director and Head of the Global E&P Energy Group. Before that, Mr. Ritchie spent six years in New York where he served as President and Chief Executive Officer of RBC’s U.S. Broker/Dealer Operations (1993 to 1999); was Managing Director of RBC’s International Corporate Finance Group based in London, England (1989 to 1993); was Vice President, Corporate Finance in Calgary (1984 to 1988); and Energy Research Analyst (1979 to 1983). Throughout his career Mr. Ritchie gained extensive experience in research and investment banking in Europe, the United States and Canada. Mr. Ritchie holds an MBA from the University of Western Ontario and a Bachelor of Arts (Economics) from the University of Alberta.

Ownership
	Shares:	32,071(1)
	Deferred Share Units:	297,913(2)

Board / Standing Committee Membership in 2020	Attendance	Attendance (Total)
Board	18/19	18/19 (95%)
Commercial Committee(3)	0/0

Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 30, 2021, and based on information reported on SEDI. In the case of Mr. Loukas, it does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2020.

(2)	Reflects the number of DSUs held by each nominee as at December 31, 2020.
(3)	The Commercial Committee was re-instated effective December 5, 2019, consisting of Mr. Faust as Chair, Mr. Ritchie and Mr. Loukas and dissolved effective October 1, 2020.
(4)	Michael Faust joined the Operations and Reserves Committee on January 21, 2020 while Raymond Crossley stepped down. Raymond Crossley joined the HRG&C Committee effective January 21, 2020.
(5)

Mr. Loukas, effective December 5, 2019, was not a member of any standing committee of the Board other than the Commercial Committee which dissolved effective October 1, 2020; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). After his appointment to Interim President and Chief Executive Officer, his committee meeting attendance was not recorded, as he was not a member of the committees.

(6)

Mr. Loukas’ joined the Board at the May 2018 AGM through being nominated by one of our largest shareholders, FrontFour Capital Group LLC. Please see SEDI for all the FrontFour Capital Group LLC affiliate holdings in the Corporation.

STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at April 30, 2021.

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Director	Audit Committee	Human Resources, Governance and Compensation Committee	Operations and Reserves Committee
John Brydson	X		X
Raymond D. Crossley	Chair	X
Michael Faust			X
William A. Friley		X	Chair
Maureen Cormier Jackson	X	Chair
Edward H. Kernaghan		X	X
Stephen Loukas(1)
Gordon Ritchie(2)

Notes:

(1)

Mr. Loukas is not a member of any standing committee of the Board (other than on the Commercial Committee which dissolved effective October 1, 2020); however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(2)	Mr. Ritchie is an ex officio member of all the Committees pursuant to being appointed the Chair on February 20, 2019 and attended all 2020 Committee meetings thereafter.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Obsidian Energy, including business, family and other relationships. The Board also determines whether each member of Obsidian Energy’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees.

The Board has determined that Mr. Loukas is not independent, as he is the Interim President and Chief Executive Officer of Obsidian Energy. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees, and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
John Brydson		X
Raymond D. Crossley		X
Michael J. Faust		X
William A. Friley		X
Maureen Cormier Jackson		X
Edward H. Kernaghan		X
Stephen E. Loukas	X		X	Interim President and Chief Executive Officer
Gordon Ritchie		X

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DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2020 for all Board meetings and meetings of standing committees of the Board held in 2020 is set forth below.

Director	Board	Audit Committee	Human Resources, Governance & Compensation Committee	Operations and Reserves Committee	Total
John Brydson	18	4		5	27
Raymond Crossley	19	4	6		29
Michael Faust	17			5	22
William Friley	19		6	5	30
Maureen Cormier Jackson	19	4	6		29
Edward H. Kernaghan	18		6	5	29
Stephen E. Loukas(1)	19				19
Gordon Ritchie(2)	18				18
Totals	148	12	24	20	203

Notes:

(1)

Mr. Loukas became Interim President and Chief Executive Officer on December 5, 2019 and his committee meeting attendance was not recorded from that time on as he was not a member of any of the committees (other than the Commercial Committee which dissolved effective October 1, 2020 and did not have any meetings in 2020).

(2)

Mr. Ritchie is an ex officio member of all the Committees (he was on the Commercial Committee until it dissolved effective October 1, 2020 which did not have any meetings) pursuant to being appointed the Chair on February 20, 2019 and attended all 2020 Committee meetings thereafter.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2020, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2020, is summarized below.

Board/Committee	Total Meetings	Overall Attendance
Board	19	97%
Audit Committee	4	100%
Human Resources, Governance & Compensation Committee	6	100%
Operations and Reserves Committee	5	100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Obsidian Energy directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
John Brydson	None	—
Raymond D. Crossley	None	—
Michael J. Faust	None	—
William A. Friley	None	—
Maureen Cormier Jackson	Enerflex Ltd.	TSX

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Director	Reporting Issuer	Stock Exchange
Edward H. Kernaghan	Waterloo Brewing Company	TSX
	Boralex Inc.	TSX
	Exco Technologies Ltd.	TSX
	Black Diamond Group Limited	TSX
Stephen E. Loukas	None	—
Gordon Ritchie	Pipestone Energy Corp	TSX

The Strategic Interlocking Board Memberships

As at April 30, 2021, none of the director nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Obsidian Energy, if elected, will serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Obsidian Energy’s director retirement policy requires that each Non-Management Director, upon reaching the age of 70 (and annually thereafter), must offer their resignation as a director, following which the Board, after receiving the recommendation of the HRG&C Committee, shall determine whether to accept such resignation. None of the nominees for election as directors of Obsidian Energy are older than 70 years of age.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the HRG&C Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Obsidian Energy’s executive officers, the remuneration plan for Non-Management Directors is not designed to pay for performance. As such, Non-Management Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not currently eligible to receive Options under the Stock Option Plan (which we have publicly indicated will not be used in 2021 or 2022 in connection with obtaining shareholder approval of the Stock Option Plan in 2020) or RSUs or PSUs under the Award Plan, and do not participate in Obsidian Energy’s Employee Retirement/Savings Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each

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DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. Loukas) are not eligible to participate in the DSU Plan. As noted above, the Board may grant Options as a component of compensation for key personnel, including Non-Management Directors in the future, provided that the total number of Options granted to Non-Management Directors will never exceed 1.0% of the outstanding Shares and the value of Options granted to any single Non-Management Director during a calendar year will not exceed $100,000. The Board believes that granting Options to Non-Management Directors within these limited parameters will create further alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns.

On May 6, 2020, the Corporation announced that in connection with the COVID-19 pandemic and other material macro events impacting the Company, each member of the Board of Directors elected to take a temporary 10% pay cut in his or her annual retainer fees effective May 1, 2020. On March 25, 2021, the Board of Directors elected to reinstate their compensation to 100% in his or her annual retainer fees effective May 1, 2021. For further details regarding the compensation, see below the “Summary of the Non-Management Director Remuneration Program”.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Obsidian Energy as at April 30, 2021.

Annual Retainer for the Board Chair	$150,000	(1)(2)
Annual Retainer for each Board member other than the Board Chair	$100,000	(1)(2)
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the HRG&C Committee and Operations and Reserves Committee	$7,500
Board, Strategy Session and Committee Meeting and Attendance Fee (per meeting or event attended)	$1,500	(3)
Travel Expenses (per instance)(3)	Applicable Cost

Notes:

(1)

In 2020, the DSU Plan provided that 50% of the Participants Annual Fixed Remuneration (as defined in the DSU Plan) was required to be received in the form of DSUs. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”.

(2)	The Board elected to take a 10% discount on their annual retainer, effective May 1, 2020 until May 1, 2021 as described above.
(3)	In June 2019, the Board determined that meeting fees per quarter, separate from the quarterly meetings, would be capped at a maximum of $6,000 per quarter until further notice.
(4)

Repayment to non-employee directors for reasonable travel expenses incurred for attendance at a meeting of the Board, a Committee or a meeting of the Shareholders. In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Obsidian Energy.

Management Director Compensation

Management Directors (currently being Mr. Loukas) do not receive any retainers, fees or other remuneration in their capacities as directors of Obsidian Energy. For information on the compensation

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received by Mr. Loukas in 2020 in his capacity as Interim President and Chief Executive Officer of Obsidian Energy, see “Compensation Discussion & Analysis – Executive Compensation Data”.

Procedure for Review of Director Compensation Program

The HRG&C Committee performs an annual review of Obsidian Energy’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The HRG&C Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Obsidian Energy to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. Loukas) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Obsidian Energy credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited. DSUs are issued in lieu of cash payments to the director on the grant date.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Obsidian Energy and the Shareholders by providing a means to accumulate a meaningful financial interest in Obsidian Energy that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Obsidian Energy as measured in Total Shareholder Returns for Obsidian Energy; and (iii) assist Obsidian Energy’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2020, the DSU Plan provided that:

(a)	each Non-Management Director is required to receive a minimum of 50% of their annual Board retainer in the form of DSUs; and

(b)	subject to the minimum described above, any director can elect to receive up to 100% of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors—Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs

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credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Obsidian Energy, or where a director has (except as a result of death) otherwise ceased to hold any positions with Obsidian Energy. Upon a director retiring or ceasing to hold any position with Obsidian Energy, all DSUs credited to the director’s account will be redeemed by Obsidian Energy as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Obsidian Energy (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Obsidian Energy will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Obsidian Energy but before the Maturity Date, Obsidian Energy will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the HRG&C Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the HRG&C Committee’s mandate, the DSU Plan is administered by the HRG&C Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Obsidian Energy’s director and executive equity ownership policy (the “Equity Ownership Policy”), which was amended most recently by the Board on March 6, 2018, provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Non-Management Director’s total annual retainer within a period expiring at the later of March 6, 2021 and five years from the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the date of appointment as Board Chair (which was February 20, 2019 for Mr. Ritchie). The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

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Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Board Chair
Director (other than Board Chair)	Number of Shares having the value of 3 times annual retainer of the Director (other than the Board Chair)

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Shareholdings, as reported on SEDI.

As at April 30, 2021, each director either: (a) holds, indirectly or directly; or (b) remains within the applicable period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see the table under “Director Equity Ownership” below. For information regarding the minimum equity ownership requirements for Obsidian Energy’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Obsidian Energy and investment-at-risk statistics for each Non-Management Director of Obsidian Energy as at April 30, 2021.

Director	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Value at Risk as multiple of Annual Board retainer(4) (#)	Complies with Director Equity Ownership Requirement(5)
John Brydson	383,571	421,993	805,564	84.1	Yes
Raymond Crossley	2,714	246,009	248,723	5.1	Yes
Michael Faust	123,070	275,090	398,160	3.9	Yes
William Friley	14,378	231,565	245,943	5.9	Yes
Maureen Cormier Jackson	19,286	284,097	303,383	6.7	Yes
Edward H. Kernaghan	100,421	212,716	313,137	10.4	Yes
Stephen Loukas(6)	4,024,717	118,197	4,142,914	367.3	Yes
Gordon Ritchie	32,071	297,913	329,984	4.1	Yes
Average value at risk as multiple of annual retainer:				61.2
Total value at risk as multiple of total annual retainers:				57.6

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at April 30, 2021, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at December 31, 2020.
(3)	Reflects the sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column.
(4)

“Value at Risk” is the approximate total amount paid for the Shares and DSUs reflected in the ‘Total Equity’ column. Note that all shares acquired in US funds have been converted to CDN using the posted exchange rate on the date of transaction for the applicable person. “Value at Risk as multiple of Annual Board retainer” reflects the “Value at Risk” for the director divided by: (a) in the case of the Chair of the Board, the Chair’s annual retainer of $150,000; and (b) in the case of all other directors, the Annual Board member retainer of $100,000.

(5)

As at April 30, 2021, the minimum equity ownership requirement was the number of Shares having the value of 3 times annual retainer of the Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements. Mr. Loukas has been

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included in this number notwithstanding he is now the Interim President and Chief Executive Officer given the interim nature of the role.
(6)

Notwithstanding the fact that Mr. Loukas is technically not a Non-Management Director, given the interim nature of his role as Interim President and Chief Executive Officer, his total director equity has been provided to provide greater clarity on his current holdings based on a director annual retainer of $100,000. All other compensation provided to Mr. Loukas in the Interim President and Chief Executive Officer role, including the 600,000 RSUs granted in 2020 which are not accounted for in this table, is discussed in the “Compensation Discussion & Analysis” section of the Circular. Mr. Loukas’ joined the Board at the 2018 AGM in May 2018 through being nominated by one of our largest shareholders, FrontFour Capital Group LLC. Please see SEDI for all the FrontFour Capital Group LLC affiliate holdings in the Corporation.

DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Obsidian Energy in 2020.

Name	Fees earned ($)(1)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)	Total ($)
John Brydson	0	131,824	N/A	N/A	N/A	Nil	131,824
Raymond Crossley	76,662	74,662	N/A	N/A	N/A	Nil	151,324
Michael Faust(7)	0	102,912	N/A	N/A	N/A	Nil	102,912
William Friley	69,537	72,787	N/A	N/A	N/A	Nil	142,324
Maureen Cormier Jackson	53,225	90,600	N/A	N/A	N/A	Nil	143,825
Edward Kernaghan	62,412	70,912	N/A	N/A	N/A	Nil	133,324
Stephen Loukas(8)	0	26,935	N/A	N/A	N/A	Nil	26,935
Gordon Ritchie	72,618	98,118	N/A	N/A	N/A	Nil	170,736
Total	334,454	668,750					1,003,204

Notes:

(1)	Represents the cash directors’ fees paid to the Non-Management Directors in 2020.
(2)

Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2020 in lieu of cash directors’ fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors’ fees the DSUs were issued in lieu of.

(3)	Obsidian Energy did not grant in 2020, and has not granted since 2007, “option-based awards” to Non-Management Directors.
(4)	No amounts were earned by or paid to the directors in 2020 that were related to awards under non-equity incentive plans.
(5)	Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Obsidian Energy or a subsidiary of Obsidian Energy, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Obsidian Energy or a subsidiary of Obsidian Energy.

(7)

Mr. Faust stepped down as Interim President and Chief Executive Officer effective December 4, 2019. His Q4 2019 director salary (paid on January 15, 2020) was pro-rated from December 5, 2019 to December 31, 2019 which accounts for why his total is lower than the results of the other Board members notwithstanding his presence for the entire year.

(8)

Mr. Loukas is the Interim President and Chief Executive Officer from December 5, 2019 to the present date and does not receive DSUs in that role. Mr. Loukas was granted the DSUs noted above for the pay period Q4 2019 being October 1, 2019 to December 4, 2019 prior to becoming Interim President and Chief Executive Officer, which were issued January 15, 2020. All other compensation provided to Mr. Loukas in the President and Chief Executive Officer role in 2020 is discussed in the “Compensation Discussion & Analysis” section of the Circular.

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Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Obsidian Energy adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Obsidian Energy. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Obsidian Energy has not granted any “option-based awards” to its Non-Management Directors since 2007, but may in the future given the approval of the amended Stock Option Plan last year and the Board commenced using Option grants as a component of compensation for key personnel last year and may use them for Non-Management Directors, subject to certain limitations.

The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2020 that were held by each individual who was serving as a Non-Management Director on such date.

Name	Option-based Awards				Share-based Awards
	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	367,134
Raymond Crossley	N/A	N/A	N/A	N/A	Nil	N/A	214,028
Michael Faust	N/A	N/A	N/A	N/A	Nil	N/A	239,328
William Friley	N/A	N/A	N/A	N/A	Nil	N/A	201,462
Maureen Cormier Jackson	N/A	N/A	N/A	N/A	Nil	N/A	247,164
Edward Kernaghan	N/A	N/A	N/A	N/A	Nil	N/A	185,063
Stephen Loukas(3)	N/A	N/A	N/A	N/A	Nil	N/A	102,831
Gordon Ritchie	N/A	N/A	N/A	N/A	Nil	N/A	259,184

Notes:

(1)	There were no Non-Management Directors who held “option-based awards” at December 31, 2020.
(2)

These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2020, calculated based on the closing price of the Shares on the TSX on December 31, 2020 of $0.87. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until either the departing Director chooses to cash in the DSU after their departure from the Board or ultimately on December 1 of the calendar year immediately following the year in which a

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Non-Management Director ceases to be a director of Obsidian Energy (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

(3)

Mr. Loukas is the Interim President and Chief Executive Officer from December 5, 2019 to the present date and he does not receive DSUs in that role. Mr. Loukas was granted the DSUs noted above for the pay period Q4 2019 being October 1, 2019 to December 4, 2019 prior to becoming Interim President and Chief Executive Officer, which were issued January 15, 2020. All other compensation provided to Mr. Loukas in the President and Chief Executive Officer role in 2020 (including options) is discussed in the “Compensation Discussion & Analysis” section of the Circular.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2020 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2020. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Obsidian Energy did not grant any “option-based awards” or “non-equity incentive plan” compensation to its Non-Management Directors in 2020.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
John Brydson	N/A	131,824	N/A
Raymond Crossley	N/A	74,662	N/A
Michael Faust	N/A	102,911	N/A
William Friley	N/A	72,787	N/A
Maureen Cormier Jackson	N/A	90,600	N/A
Edward Kernaghan	N/A	70,912	N/A
Stephen Loukas(4)	N/A	26,935	N/A
Gordon Ritchie	N/A	98,118	N/A

Notes:

(1)	No Non-Management Director held any option-based awards in 2020.
(2)

Represents the value of DSUs that vested in 2020. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until the Maturity Date, with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further, note that these values will not be equivalent to the grant date fair value of DSUs in the “Director Remuneration Data – Director Compensation Table” as vesting of DSUs occurs upon deposit and is, therefore, subsequent to the earning period, and dividends have accumulated since vesting.

(3)	Obsidian Energy did not in 2020, and does not as at April 30, 2021, have any non-equity incentive plans in which Non-Management Directors are eligible to participate.
(4)

Mr. Loukas is the Interim President and Chief Executive Officer from December 5, 2019 to the present date and he does not receive DSUs in that role. Mr. Loukas was granted the DSUs noted above for the pay period Q4 2019 being October 1, 2019 to December 4, 2019 prior to becoming Interim President and Chief Executive Officer, which were issued January 15, 2020. All other compensation provided to Mr. Loukas in the President and Chief Executive Officer role in 2020 (including options) is discussed in the “Compensation Discussion & Analysis” section of the Circular.

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OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The HRG&C Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the HRG&C Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	one on one Board performance discussions with the Chair of the HRG&C and/or Board,

(ii)	annual Board performance assessment survey,

(iii)	individual director peer feedback surveys, and

(iv)	individual director self-assessment skills/expertise matrix.

When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

Category of Skill/Expertise	Self-Assessment Scale

1.  Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)

2.  Capital Markets (particularly global debt and equity markets)

3.  Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)

4.  Commodities Marketing

5.  Risk Management

6.  Compensation and Human Resources

7.  Health, Safety and Environmental

8.  Public Sector Experience (including government, regulatory organizations or non-governmental organizations)

9.  Public/Community Relations

10.  Chief Executive Officer / Senior Officer Experience with significant public or private company

11.  Corporate Governance

12.  ESG experience

13.  Legal

1 - Limited to no experience or expertise in specified area 2 - General experience or expertise in specified area 3 - Advanced degree of experience or expertise in specified area

Typically, every member of the Board completes either a Board performance assessment survey or the individual director peer feedback survey along with the individual director self-assessment skill/expertise matrix, alternating on an annual basis. This alternating approach allows directors to provide feedback regarding the effectiveness and performance of the Board one year, and discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics the next year. For 2020, the Board completed each of the surveys as it returned to the more standardized process.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Obsidian Energy, and also provides access to all material corporate records, prior Board materials and the Board’s manual. Obsidian Energy’s director orientation program also includes a one-day session of management presentations and meetings providing specific information

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on various areas of Obsidian Energy’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s strategy session also serves as a useful orientation tool.

Director Continuing Education

Obsidian Energy has adopted Governance Guidelines that provide that, among other things, with the approval of the HRG&C Committee or its designee, directors may, at the expense of Obsidian Energy, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Obsidian Energy’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants; and

(f)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

BOARD MEMBERSHIP IN 2020

A total of eight (8) individuals served as directors of Obsidian Energy for the entire 2020 financial year, being Messrs. Brydson, Crossley, Faust, Friley, Kernaghan, Loukas and Ritchie and Ms. Cormier Jackson.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Obsidian Energy, no proposed director of Obsidian Energy (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Obsidian Energy), that:

(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

26	OBSIDIAN ENERGY 2021 MANAGEMENT PROXY CIRCULAR

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

except with respect to those Orders described at the end of this section;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Obsidian Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Obsidian Energy, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On July 29, 2014, Obsidian Energy announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of Obsidian Energy’s accounting practices and that certain of Obsidian Energy’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, and in conjunction with the announcement, the Corporation advised that its historical financial statements and related audit reports and MD&A should not be relied upon. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against, among others in management and the Board at the time, Mr. Brydson. On September 18, 2014, Obsidian Energy filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Obsidian Energy also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications on September 18, 2014. Following such filings, the ASC MCTO was revoked on September 23, 2014.

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Mr. Gordon Ritchie was a director of Gemini Corporation (“Gemini”), a reporting issuer listed on the TSX Venture Exchange, from November 2012 to December 2016, and again from May 2017 to April 2018. In April 2018, Gemini’s senior secured creditor ATB Financial applied to the Alberta Court of Queen’s Bench for a receivership order, which was granted on April 19, 2018. FTI Consulting Canada Inc. was appointed as receiver and manager of all the company’s current and future assets, undertakings and properties. The shares of Gemini were officially cease-traded on May 4, 2018 and all of the company’s board of directors and officers resigned concurrently with the appointment of the receiver.

Mr. Michael J. Faust is a Director and is President and Chief Executive Officer of SAExploration Holdings, Inc. (“SAEX”), and a number of its subsidiaries. SAEX, at the time a publicly-traded company on the OTC Markets Pink Open Market, and four wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on August 27, 2020 (the “Restructuring”). SAEX and its subsidiaries continued to operate their businesses and manage their properties as debtors in possession and emerged from bankruptcy on December 18, 2020 further to the December 10, 2020 Confirmation Order entered by United States Bankruptcy Court, Southern District of Texas, Houston Division, approving the Debtors’ Second Amended Chapter 11 Plan of Reorganization. Mr. Faust was Chairman of the Board of Directors of SAEX at the time of the Restructuring and is currently a member of the Board of Directors and President and Chief Executive Officer. SAEX completed the Restructuring and emerged as a privately held company.

COMPENSATION DISCUSSION & ANALYSIS

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Obsidian Energy, and to help investors understand how decisions about executive compensation are made at Obsidian Energy particularly in the context of the Corporation’s long-term strategy.

Shareholders have an opportunity to participate in a non-binding ‘say on pay’ advisory vote with respect to Obsidian Energy’s approach to executive compensation, as disclosed in this Information Circular. This is just one way Obsidian Energy engages our Shareholders and seeks input on our compensation practices. Obsidian Energy regularly engages with and welcomes feedback from Shareholders on this and other matters, and considers this feedback in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

Obsidian Energy’s Named Executive Officers (NEOs) are the individuals who served as Obsidian Energy’s Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated executive officers in 2020. The NEOs and the positions held by each of them in 2020 are listed below:

Stephen Loukas	Interim President and Chief Executive Officer
Peter Scott	Senior Vice President and Chief Financial Officer
Aaron Smith	Senior Vice President, Development & Operations

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Mark Hawkins	Vice President, Legal, General Counsel & Corporate Secretary
Gary Sykes	Vice President, Commercial

APPROACH TO EXECUTIVE COMPENSATION

Obsidian Energy’s executive compensation philosophy is to pay for performance. To that end, Obsidian Energy’s total compensation program for executives is designed toward equity-based compensation, which inherently links a significant portion of each executive’s compensation with Total Shareholder Return. The design also considers individual and organizational performance while striving for market-competitive pay and the ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary and short- and long-term incentives, are regularly assessed to ensure that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Obsidian Energy’s long-term strategies.

An important element of Obsidian Energy’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Obsidian Energy’s executive officers, including the NEOs, have a greater proportion of their annual incentive awards based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Objectives

Obsidian Energy’s total compensation program uses fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Obsidian Energy’s total compensation program for its NEOs are as follows:

•	to align executives’ interests with those of Shareholders;
•	to ensure a performance-driven culture by aligning pay with performance by rewarding organizational success and individual contribution;
•	to attract and retain executives with a total compensation package at the median of the market and above market for superior organizational and individual performance; and
•	to manage the proportion of fixed versus variable compensation.

Executive Compensation Overview

The table below describes the elements of Obsidian Energy’s 2020 executive compensation program:

Element	Nature	Description

Base Salary	Fixed

Compensates executives for their level of accountability and skills.

Effective May 1, 2020 through to September 30, 2020, the NEOs’ base salaries were reduced by 20%. Effective October 1, 2020 through to January 31, 2021, the salaries were partially reinstated to a 10% reduction. The salaries were reinstated in full effective February 1, 2021.

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Element	Nature	Description

Short-Term Incentive Plan (STIP): Annual Cash Bonus(1)	Variable (“at risk”)

Rewards executives for organizational and individual performance in achieving annual financial and operational objectives.

Awards are determined based on a combination of corporate and individual performance with a payout range of 0% to a maximum payout of 200% of target short-term incentive.

Long-Term Incentive Plan (LTIP):	Variable (“at risk”)	Rewards executives for creating Shareholder value and achieving specific financial and operational results.

Performance Share Units (PSU)(2)		Future payout in either cash or Shares between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of three years.

Restricted Share Units (RSU)(3)		Future payments in either cash or Shares based on the value of an Obsidian Energy Share at the time of vesting. Each grant of RSUs vests one-third per year over three years.

Stock Options(4)		Value is realized as the price of Shares exceeds that of the stock option grant price. Awards vest one-quarter per year over four years and expire at five years.

Benefits and Perquisites: Savings Plan(5) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Obsidian Energy. NEOs participate in the Savings Plan on the same terms as all other employees.

NEOs contribute up to 10% of salary which is matched 1x by Obsidian Energy and proceeds are used to purchase Shares or directed to an interest savings account.

Effective May 1, 2020, the 1x match by Obsidian Energy was suspended for NEOs and all employees. Effective May 2021, the match was partially reinstated to 0.5x until further notice.

Other Benefits/Perquisites	Fixed	Group benefits plan for all employees. Executive health assessments for NEOs and other executives. Paid parking for NEOs and others.

Notes:

(1)	For additional details please refer to “Compensation Discussion & Analysis—Executive Compensation Review Process—Executive Compensation Peer Group and Benchmarking”.
(2)	For a more detailed description of the Award Plan, see “Summaries of Equity Compensation Plans—Restricted and Performance Share Unit Plan”.
(3)	For a more detailed description of the Award Plan, see “Summaries of Equity Compensation Plans—Restricted and Performance Share Unit Plan”.
(4)	For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans—Stock Option Plan”.
(5)	For additional details please refer to “Compensation Discussion & Analysis—Approach to Executive Compensation – Description of Executive Compensation Elements—Employee Retirement/Savings Plan”.

We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of management with those of Shareholders.

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EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING

Each year, the total compensation for the NEOs is reviewed by the HRG&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Obsidian Energy’s executives.

Obsidian Energy targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Obsidian Energy in achieving superior organizational performance. The HRG&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected to assess Obsidian Energy’s 2020 total compensation for executives:

1. Athabasca Oil Corp.	10. Surge Energy Inc.
2. Baytex Energy Corp.	11. Tamarack Valley Energy Ltd.
3. Bonterra Energy Corp.	12. TORC Oil & Gas Ltd.
4. Cardinal Energy Ltd.	13. Whitecap Resources Inc.
5. Crew Energy Ltd.	14. Yangarra Resources Ltd.
6. InPlay Oil Corp.
7. Journey Energy Inc.
8. Kelt Exploration Ltd.
9. NuVista Energy Ltd.

In addition to the general considerations identified above, Obsidian Energy applied the following key principles when developing our Executive Compensation Peer Group for 2021:

•	Canadian energy companies;

•	Only exploration and production companies;

•	Operations focused primarily in Western Canada; and

•	Similar size and complexity.

In reviewing the Executive Compensation Peer Group for 2021, one company was involved in a corporate transaction and is no longer operating as a separate entity. Accordingly, it was replaced with an alternate organization.

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2021 Executive Compensation Peer Group

Athabasca Oil Corp.	Companies removed from 2021 Peer Group
Baytex Energy Corp.	TORC Oil & Gas Ltd.
Bonterra Energy Corp.
Cardinal Energy Ltd.
Crew Energy Inc.
InPlay Oil Corp.
Journey Energy Inc.
Kelt Exploration Ltd.
NuVista Energy Ltd.
Spartan Delta Corp.*
Surge Energy Inc.
Tamarack Valley Energy Ltd.
Whitecap Resources Inc.
Yangarra Resources Ltd.

*Companies added to 2021 Executive Compensation Peer Group

EXECUTIVE COMPENSATION DECISIONS FOR 2020 AND 2021 DEVELOPMENTS

Base Salary Decisions for 2020

Base salaries are reviewed annually by the HRG&C Committee, taking into account:

•	comparative data for similar positions with respect to the Executive Compensation Peer Group;

•	assessments of individual and corporate performance;

•	the individual’s experience and skills;

•	scope of responsibilities of the particular role;

•	internal equity considerations regarding similar positions within the organization;

•	retention considerations;

•	inflation and other economic factors; and

•	recommendations from the President and Chief Executive Officer. Annual base salaries are recommended by the HRG&C Committee and approved by the Board early in each calendar year.

The HRG&C Committee reviewed the annual total compensation for each of the NEOs, and based on Executive Compensation Peer Group data, market conditions and internal equity, did not recommend an increase in base salary for any of the NEOs. The Board, including our independent members, approved these recommendations.

The following table reflects the 2020 base salary decisions of the Board with respect to the NEOs. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis—Executive Compensation Data”.

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Name	2020 Annual Base Salary ($)	% Increase to 2020 Annual Base Salary Compared to 2019 Annual Base Salary	2020 Actual Base Salary Paid ($)	% Reduction to 2020 Base Salary
Stephen Loukas	650,000	0%	579,583	10.83%
Peter Scott	385,000	0%	343,292	10.83%
Aaron Smith	290,000	0%	258,583	10.83%
Mark Hawkins	280,000	0%	249,667	10.83%
Gary Sykes	280,000	0%	249,667	10.83%

Effective May 1, 2020, through to September 30, 2020, the NEOs’ base salaries were reduced by 20% in response to the harsh economic and oil price conditions. Effective October 1, 2020, the salaries were partially reinstated to a 10% reduction. Effective February 1, 2021, the salaries were fully reinstated due to sustained improvement in economic and oil price conditions.

Cash Bonus Decisions for 2020

Each year, executive cash bonuses are independently reviewed and recommended by the HRG&C Committee and determined by the independent members of the Board, considering the following factors:

•	annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;
•	Total Shareholder Return for the year, including relative to industry peers;
•	assessment of individual executive performance in the year;
•	market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and
•	relative performance of Obsidian Energy in prior years and cash bonus awards to Obsidian Energy executives in such years.

The HRG&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the pre-determined corporate performance measures. Obsidian Energy’s approach to cash bonuses for executives, with our relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Obsidian Energy’s annual cash incentive plan rewards NEOs based on actual performance achieved versus the approved annual targets in each of the corporate and individual annual incentive plan components.

For the NEOs, corporate performance at target accounts for 75% of STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HRG&C Committee, can use discretion to increase or decrease the STIP awards in light of Obsidian Energy’s actual performance for the year and any extenuating circumstances. In 2020, the Board also had a formal 50% Board discretion component on the Corporation scorecard to take into account overall stewardship of the Corporation and other contributions to Company performance not expressly included in the defined corporate goals.

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Measuring Corporate Performance

The HRG&C Committee sets financial and operational goals and measures at the early in the year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

Following the conclusion of the year, the HRG&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, corporate component ranges from 0 to 150% of the STIP target.

Measuring Individual Performance

Individual performance is based on how well each NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of individual performance.

Performance Assessment for 2020

In 2020, Obsidian Energy continued to focus on living within our financial means, cost reductions, and establishing a culture of high performance and continuous improvement. The following table identifies the performance measures the HRG&C Committee and the Board used to evaluate and assess our corporate performance in 2020, and their assessment of how we performed in 2020 relative to these performance measures. The performance measures focused on two key areas – Values and Delivery. Each focus area included several key measures relevant to that area. Due to the highly unpredictable nature of oil prices and economic conditions throughout 2020, the key measures were focused on safety, the environment and cost control and were worth 50% of the total score. The Board designated the remaining 50% as discretionary to ultimately consider the Company’s overall performance and market conditions in a very challenging year. To balance the overall strong operational performance and cost containment measures during 2020 with the continued recovery of oil prices and activity, the Board awarded its discretionary component below target at 30% (out of a possible 100%), resulting in an overall corporate performance score of 130%.

Corporate Goals – Year End Results(1)	Weighting	Minimum Target	Target	Maximum Target	Year End Results	Score 0-200% of Weighting	Contribution
Values Total Recordable Injury Frequency Lost Time Injury Frequency Pipeline failures per 1,000 kms of pipe	20% 5% 5% 10%	0.45 0.15 0.92	0.25 0.00 0.69	0.15 0.00 0.46	0.11 0.00 0.46	10% 10% 20%	40%
Delivery(2) Opex ($/boe) G&A ($/boe)	30% 20% 10%	$12.59 $1.79	$11.99 $1.70	$11.39 $1.62	$11.38 $1.58	40% 20%	60%
Discretionary	50%	0%	50%	100%	30%	30%	30%
Corporate Performance Score							130%

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Notes:

(1)	Corporate targets may be adjusted by the Board to give effect to asset acquisitions and divestitures, curtailment or capital adjustments.
(2)	Expense budget is pre-IFRS impact and excludes the benefit of funds received from the Canada Emergency Wage Subsidy.

2020 Cash Bonus Awards

The table below displays the cash bonus awards for the NEOs for 2020 performance as determined by the Board on March 3, 2021.

Name	Actual Bonus Award ($)
Stephen Loukas	877,500
Peter Scott	519,800
Aaron Smith	213,200
Mark Hawkins	189,000
Gary Sykes	215,000

PSU, RSU and Stock Option Grant Decisions for 2020

In 2020, pursuant to the Award Plan and the Stock Option Plan, employees, including the NEOs, may be provided with an initial grant of PSUs, RSUs and Options, respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. PSUs, RSUs and Options may also be granted from time to time in connection with the promotion of an employee, including a NEO. Additional PSUs, RSUs and Options are also granted annually to certain employees, including the NEOs, as a long-term incentive and retention tool. These annual grants of PSUs, RSUs and Options are assessed by the HRG&C Committee each year beginning with a review of recommendations from management. In determining long-term incentive grants to NEOs, the HRG&C Committee and the Board consider market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HRG&C Committee and the Board also consider previous PSU, RSU and Option grants made to NEOs when considering new PSUs, RSUs and Option grants.

The mix of PSUs, RSUs and Options rewards executives for creating Shareholder value and achieving specific financial and operational results. NEOs will only realize value from Options when the share price exceeds the grant price over a sustained period of time. Any payout from the PSUs is dependent on successfully meeting shareholder return metrics relative to a peer group of companies over a three year period. Proceeds from the RSU grant will be directly linked to the share price at the time of vesting.

In July 2020, the HRG&C Committee recommended, and the independent members of the Board unanimously approved, the PSU and RSUs granted to the NEOs, as well as the Stock Options which were conditional on the Stock Option Plan receiving proper shareholder approvals at the 2020 annual general meeting.

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The PSUs, RSUs and Options granted to each of the NEOs are reflected in the following tables, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

Mr. Loukas has not been awarded any PSUs during his interim assignment.

PSUs

Name	Number of PSUs Granted in 2020	Grant Date Fair Value of PSUs Granted(1)	Grant Date	Vesting Date
Peter Scott	56,200	$30,910	July 10, 2020	December 31, 2022
Aaron Smith	84,600	$46,530	July 10, 2020	December 31, 2022
Mark Hawkins	66,800	$36,740	July 10, 2020	December 31, 2022
Gary Sykes	66,800	$36,740	July 10, 2020	December 31, 2022

Notes:

(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.

RSUs

Name	Number of RSUs Granted in 2020	Grant Date Fair Value of RSUs Granted(1)	Grant Date	Vesting Date
Stephen Loukas(2)	600,000	$330,000	July 10, 2020	Conditional(2)
Peter Scott	28,100	$15,455	July 10, 2020	One-Third each on March 18, 2021 – 2023
Aaron Smith	42,300	$23,265	July 10, 2020	One-Third each on March 18, 2021 – 2023
Mark Hawkins	33,400	$18,370	July 10, 2020	One-Third each on March 18, 2021 – 2023
Gary Sykes	33,400	$18,370	July 10, 2020	One-Third each on March 18, 2021 – 2023

Notes:

(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.
(2)

Subject to the exercise of Board discretion under the Award Plan, the RSUs granted to Mr. Loukas will vest on the closing date of a Transaction if: (A) such Transaction closes on or before the date that Mr. Loukas’ employment terminates; and (B) Mr. Loukas remains Interim President and Chief Executive Officer of Obsidian Energy through the close date of a Transaction. A “Transaction” is a merger and acquisition transaction involving Obsidian Energy whereby either of the following occurs: (a) the Board, immediately prior to such transaction closing, acting reasonably, determines that such transaction sufficiently warrants the vesting of the RSUs, taking into account, among other things, (i) Obsidian Energy’s lender and creditor situation before the public announcement of the transaction and after the closing date of the transaction, and (ii) the trading price of the Shares before the public announcement of the transaction and after the closing date of the transaction; or (b) all or substantially all of the Shares or Obsidian Energy’s assets are acquired.

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Stock Options

Name	Number of Options Granted in 2020	Grant Date Fair Value of Options Granted(1)	Grant Date	Grant Price	Expiry Date
Stephen Loukas(2)	200,000	$52,000	August 10, 2020	$0.56	July 10, 2022(2)
Peter Scott	84,300	$25,290	August 10, 2020	$0.56	August 9, 2025
Aaron Smith	126,900	$38,070	August 10, 2020	$0.56	August 9, 2025
Mark Hawkins	100,300	$30,090	August 10, 2020	$0.56	August 9, 2025
Gary Sykes	100,300	$30,090	August 10, 2020	$0.56	August 9, 2025

Notes:

(1)

Represents the grant date fair value of the Options awarded to the NEO in 2020 using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 10 for Mr. Loukas and Note 11 for the other NEOs in the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(2)

Subject to the exercise of Board discretion under the Stock Option Plan, the Options granted to Mr. Loukas will vest on the closing date of a Transaction if: (A) such Transaction closes on or before the date that Mr. Loukas’ employment terminates; and (B) Mr. Loukas remains Interim President and Chief Executive Officer of Obsidian Energy through the close date of a Transaction. The Options shall expire on the earlier of: (i) the 6-month anniversary of Mr. Loukas no longer being in the role of Interim President and Chief Executive Officer of Obsidian Energy; and (ii) July 10, 2022.

2020 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2020 (the “2020 PSUs”), which vest on December 31, 2022 and for which the performance period is the three year period ended December 31, 2022. These metrics were originally determined by the Board in July 2020.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM

Relative Total Shareholder Return(1) for the three year period ended December 31, 2022	Performance ranking below 25th percentile = 0.0	1.0	PM X 1.0 = A
	Performance ranking equal to or greater than 25th percentile and below 50th percentile = straight line index to Relative Total Shareholder Return (0.25 to 0.99)
	Performance ranking equal to or greater than 50th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (1.0 to 1.99)
	Performance ranking at or above 90th percentile = 2.0

		1.0	RPF = A

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Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Obsidian Energy’s TSR relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2020 PSUs is comprised of the following companies (subject to adjustment by the Board):

1. Athabasca Oil Corp. 2. Baytex Energy Corp. 3. Bonterra Energy Corp. 4. Cardinal Energy Ltd. 5. Crew Energy Ltd. 6. InPlay Oil Corp. 7. Journey Energy Inc. 8. Kelt Exploration Ltd.	9. NuVista Energy Ltd. 10. Surge Energy Inc. 11. Tamarack Valley Energy Ltd. 12. TORC Oil & Gas Ltd. 13. Whitecap Resources Inc. 14. Yangarra Resources Ltd.

Breakdown of Executive Benefits and Perquisites in 2020

All of our employees, including the NEOs, participate in a market competitive benefits program, which includes forms of insurance, extended health and dental coverage, short and long term disability coverage, health spending account and emergency travel assistance.

The NEOs are offered a limited number of perquisites to maintain market competitiveness and to assist them in carrying out their responsibilities. These perquisites include parking and access to executive health medical services.

The table below reflects the breakdown of benefits and perquisites provided to the NEOs in 2020:

Named Executive Officer	Perquisites			Other Compensation			Total All Other Compensation ($)
				Generally Available to Employees
	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life/Health Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)
Stephen Loukas	Nil	Nil	Nil	1,146	21,667	22,813	22,813
Peter Scott	2,363	Nil	2,363	1,179	12,833	14,012	16,375
Aaron Smith	2,625	3,465	6,090	1,179	9,667	10,846	16,936
Mark Hawkins	Nil	Nil	Nil	1,179	9,333	10,512	10,512
Gary Sykes	2,363	4,345	6,708	1,179	9,333	10,512	17,220

Notes:

(1)	In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.

Key Employee Retention Plan (“KERP”)

As disclosed in the 2020 Management Information Circular, given the market conditions that existed for the Company during 2019, including the initiation of a formal process to explore strategic alternatives, the Board determined that it was in the best interests of the Company to implement a program specifically designed to retain certain key employees, including certain NEOs (the “KERP Participants”), for the duration of the strategic alternatives process. The Board therefore established the KERP, pursuant to which the KERP Participants would be paid a cash retention award (“KERP

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Award”) if they committed to continuing their employment with the Company for a certain amount of time.

Specifically, under the KERP, the KERP Participants would be paid a KERP Award on the earlier of: (i) a specified date in the future (which in all cases is approximately one year from the date that the KERP Award was granted); (ii) termination by the Company of the KERP Participant’s employment without just cause; or (iii) immediately prior to the occurrence of a “Change of Control” of the Company (the “Payment Date”). For the purposes of the KERP, Change of Control has the meaning ascribed thereto in the Company’s Award Plan, and also means any insolvency, bankruptcy or receivership type proceeding with respect to the Company occurring or being commenced against it or any similar event. If a KERP Participant were to be terminated by the Company for just cause or the KERP Participant resigned from the Company prior to the Payment Date, the KERP Participant’s entitlement to the KERP Award would be immediately forfeited.

The table below sets out the KERP Awards paid to the NEOs during 2020. There are no other cash retention awards payable to the NEOs as at April 30, 2021 and the KERP is not an ongoing element of compensation for the NEOs.

Name	KERP Amount ($)	Payment Date
Stephen Loukas	250,000	August 4, 2020
Stephen Loukas	250,000	November 20, 2020
Peter Scott	350,000	November 20, 2020
Aaron Smith	350,000	July 2, 2020
Mark Hawkins	350,000	July 2, 2020
Gary Sykes	230,000	November 20, 2020

Pension Plan Benefits

Obsidian Energy does not have a pension plan in which NEOs participate that provides for payments or benefits at, following, or in connection with retirement, such as a defined benefit plan or a defined contribution plan. Instead, Obsidian Energy offers contributions to the Savings Plan as described in the “Executive Compensation Overview”. In addition, Obsidian Energy does not have any deferred compensation plans in which NEOs are eligible to participate.

2021 Developments Relating to Interim President and Chief Executive Officer

Effective January 1, 2021, Mr. Loukas and Obsidian Energy entered into a new contract to continue his service as Interim President and Chief Executive Officer until September 30, 2021, unless extended to December 31, 2021 by written agreement. The contract provides that:

•	Mr. Loukas will continue to be paid an annual base salary of $650,000;

•	Mr. Loukas will be eligible for a short-term incentive bonus as follows:

¡

in the event that Mr. Loukas remains as Interim President and Chief Executive Officer until September 30, 2021, he will be eligible for a short-term incentive bonus of $487,500 (75% of $650,000), subject to Board approval; and

¡	in the event that Mr. Loukas’ tenure is extended to December 31, 2021, Mr. Loukas’ 2021 calendar year bonus entitlement will be based on similar terms and similar

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performance metrics as the other senior executives of Obsidian, and any 2021 bonus amounts already paid to Mr. Loukas pursuant to above will be credited against his 2021 calendar year bonus;

•	Mr. Loukas will be granted 190,500 RSUs;

•

Mr. Loukas will be granted 381,000 Options, which Options will be exercisable at a price equal to the Market Price (as defined in the Stock Option Plan) of the Shares on the date of grant and will expire on the earlier of: (i) the 18 month anniversary of the date that Mr. Loukas ceases to serve as the Interim President and Chief Executive Officer of the Company; and (ii) July 10, 2025; and

•

The equity awards shall vest as follows: (i) if the last day of the employment as Interim President and CEO of Obsidian is September 30, 2021, three quarters of the equity awards shall vest on that date and the remaining quarter of the equity awards will terminate on that date (and the expiry date of such equity awards shall accelerate for this purpose); and (ii) if the employment is extended past September 30, 2021, on a month to month basis to no later than March 31, 2022, on the last day of employment as Interim President and CEO of Obsidian, the equity awards shall vest on a pro rata basis for calendar year 2021 on that date (to the extent the extension is for longer than December 31, 2021, Mr. Loukas will only be eligible for the equity awards noted above in connection with his 2021 employment contract). In both instances, Mr. Loukas must be serving in the position of Interim President and Chief Executive Officer on such date in order for the RSUs and Options to vest.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources, Governance and Compensation Committee

The HRG&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HRG&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)

the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short- and long-term incentive plans, benefit plans and perquisites, as well as short- and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity-based or long-term incentive compensation and other terms of employment of the executive officers and Chief Executive Officer; and

(c)	corporate goals and objectives relevant to Chief Executive Officer compensation and the evaluation of the Chief Executive Officer’s performance in light of such goals and objectives.

Composition and Independence of the Human Resources, Governance and Compensation Committee

The current members of the HRG&C Committee as at April 30, 2021 are Messrs. Friley, Crossley, Kernaghan and Ms. Cormier Jackson.

The HRG&C Committee mandate requires that each member of the committee be independent in accordance with the definition of “independent” director in NI 58-101. All members of the HRG&C

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Committee in 2020 and as at April 30, 2021 have been determined by the Board to be independent directors within the meaning of NI 58-101. None of the members of the HRG&C Committee in 2020 and as at April 30, 2021 is an officer, employee or former officer of Obsidian Energy or of any subsidiaries of Obsidian Energy.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. The Board believes that the HRG&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The HRG&C Committee formally met six times in 2020, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the start and/or end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HRG&C Committee receives information from Obsidian Energy’s human resources management team (“HR Management”). HR Management prepares materials for the HRG&C Committee regarding the compensation of Obsidian Energy’s executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the Named Executive Officers, and works with the HRG&C Committee Chair and the Corporate Secretary to plan HRG&C Committee meetings.

External Compensation Consultant

Since 2001, Obsidian Energy has retained Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), as an external consulting company to provide advice and information in relation to the compensation of Obsidian Energy’s executives and other employees, including peer compensation data. In 2019 and 2020, Mercer provided support to the HRG&C Committee to formulate compensation recommendations to the Board for Obsidian Energy’s executives, including the NEOs, through the provision of benchmark market data, and attendance at a number of HRG&C Committee meetings as well as other discussions to review market trends and issues, including certain “in-camera” portions of meetings, as invited by the HRG&C Committee.

Neither the Board nor the HRG&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Corporation at the request of Obsidian Energy management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HRG&C Committee are satisfied that the advice received from Mercer and the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Obsidian Energy.

Fees Paid to Mercer and its Affiliates in 2019 and 2020

Description	Fees Paid
	2020	2019
Mercer (Executive-Compensation Related Fees)	$11,959	$12,846
All Other Fees:
Mercer (all other fees)	$0	$9,300
Marsh Canada (mainly insurance brokerage and claims advocacy related services)	$182,057	$172,098
Total Paid to Mercer and its affiliates	194,016	$194,244

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MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Obsidian Energy, with a focus on the most significant risks facing Obsidian Energy, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HRG&C Committee reviews strategic, operational and reputational risks in connection with compensation matters and considers the implications of each on our compensation program in making recommendations to the Board. These risks are managed by employing specific strategies aimed towards balancing and reducing compensation-related risks.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, which includes a balanced pay mix, incentives tied to the short, medium and long term, a long term incentive program with a sizable stock component, quantitative and qualitative performance goals, the use of minimum Share ownership requirements for executives, and the adoption in March 2015, which was amended in March 2016 and March 2018, of an Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”).

At-Risk Compensation

The significant portion of Obsidian Energy’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Obsidian Energy’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Obsidian Energy or our Shareholders. The vesting of Option, PSU and RSU awards over time further encourages executives to focus on Total Shareholder Return over the longer term.

In establishing compensation programs, one of the HRG&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interests of Management with those of Shareholders. The HRG&C Committee seeks to achieve this objective by, among other things:

•	Assessing corporate performance based on Total Shareholder Return;

•

Giving the Board discretion to adjust overall compensation depending on various circumstances, further demonstrated by the Board’s formal 50% discretionary measure of the corporate bonus program in 2020 given all the uncertainty surrounding the year;

•	Ensuring that there is a mix of equity vehicles that are subject to both time and performance-vesting conditions across different time horizons;

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•	Granting PSUs with overlapping cycles to reduce risk of manipulation of any one-year performance;

•

Determining cash bonuses based on achievement against a balanced, diversified mix of performance measures. (The performance measures include a focus on health and safety, operational, sustainability and financial targets. As the value of both components of executives’ “at-risk” compensation is strongly linked Total Shareholder Return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool);

•	Incorporating absolute caps on cash bonuses to reduce the chances of unnecessary risk taking; and

•

Discouraging inappropriate or excessive risk-taking behaviours through minimum share ownership requirements and a compensation recoupment policy for executives that further align executive and Shareholder interests.

Executive Incentive Compensation Recoupment Policy

In March 2015, we augmented our compensation risk management strategy with the adoption of the Recoupment Policy, which was amended in March 2016 and March 2018. The Recoupment Policy applies to the President and Chief Executive Officer and all officers reporting directly to him or her (each an “Executive” for the purposes of this section only), and provides that in the event that:

(a)	Obsidian Energy makes a restatement of our financial statements due to its material noncompliance with any applicable financial reporting requirement under securities laws;

(b)	an Executive of Obsidian Energy engaged in willful misconduct or fraud which caused or significantly contributed to the restatement; and

(c)

the Executive received an “Overcompensation Amount” (being the portion of the executive officer’s incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Executive would have received for such year(s) if the incentive compensation had been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Executive);

then the Board may, on the recommendation of the HRG&C Committee, determine and recover the Overcompensation Amount from the Executive. The full text of the Recoupment Policy is available on the Corporation’s website at www.obsidianenergy.com.

Anti-Hedging

Obsidian Energy directors, officers and employees may not knowingly, directly or indirectly: (a) sell a security of Obsidian Energy if they do not own or have not fully paid for the security; (b) buy or sell a call or put in respect of a Obsidian Energy security; or (c) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of Obsidian Energy equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee. However, Obsidian Energy directors, officers and employees may sell a Share which they do not own if they own another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the

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sale, they: (i) exercise the conversion privilege, option or right and deliver the Share to the purchaser; or (ii) transfer the convertible security, option or right, if transferable to the purchaser.

Executive Equity Ownership Requirements

Under the Director and Executive Share Ownership Policy, each executive of Obsidian Energy (including each NEO) is required to meet and maintain ownership of the applicable minimum value of Shares. On March 6, 2018, the Board decided to increase the shareholder requirements of the non-Chief Executive Officer NEOs to 2.0 times salary from 1.0 time. The NEOs will have the later of (i) March 6, 2021; or (ii) five years from their appointment to their executive position to satisfy this requirement.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs held by the executives are also excluded from the calculation. However, unvested RSUs (the total of which is less the anticipated tax withholdings based on using RSU vested shares to remit tax obligations) held by the executives under the Awards Plan are included in the calculation.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs who were employees of Obsidian Energy as at April 30, 2021 (excluding any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2020) and value-at-risk statistics for the applicable NEOs of Obsidian Energy as at April 30, 2021 (excluding the impact of any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2020). For equity holdings for Mr. Stephen Loukas, please see “Information Concerning the Board and Director Nominees – Director Equity Ownership Requirements – Director Equity Ownership”.

Name	Shares(1) (#)	Unvested RSUs held under the Awards Plan(2) (#)	Value at Risk Amount(3) ($)	Value at Risk as multiple of base salary(4) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement

Peter Scott	79,870	9,741	169,569	0.44	2.0 times	Yes(5)

Aaron Smith	56,736	21,552	133,091	0.46	2.0 times	Yes(5)

Mark Hawkins	32,483	14,909	163,763	0.58	2.0 times	Yes(5)

Gary Sykes	5,789	11,578	30,393	0.10	2.0 times	Yes(5)
	Average value at risk as multiple of base salary:				times	0.40
	Total value at risk as multiple of total base salaries:				times	0.40

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each NEO as at April 30, 2021, based on information reported on SEDI, and excluding any Shares that may have been acquired by the NEO, directly or indirectly, under the Savings Plan since December 31, 2020.

(2)	Total unvested RSUs held under the Awards Plan, the total of which is less the anticipated tax withholdings based on using RSU vested shares to remit tax obligations.
(3)	“Value at Risk Amount” reflects the original share price of the held Shares plus the value of the unvested RSUs based on the closing price of $1.70 of the Shares on the TSX on April 30, 2021.
(4)	“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the NEO divided by the 2020 annual base salary for the NEO.

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(5)	Mr. Scott has until December 2, 2024, Mr. Smith until July 9, 2023, and Mr. Hawkins and Mr. Sykes until November 20, 2024 to meet their applicable executive equity ownership requirement.

EXECUTIVE COMPENSATION DATA

Summary Compensation Table for 2018-2020

The following table provides a summary of all direct and indirect compensation provided to our NEOs for, or in connection with, services they have provided to Obsidian Energy and our subsidiaries in the three most recently completed financial years.

Name and principal position	Year	Salary(1) ($)		Share- based awards(7)(8) ($)	Option-based awards(9) ($)		Non-equity incentive plan compensation ($)			Pension value(14) ($)	All other compensation ($)(15)		Total compensation ($)(19)
							Annual incentive plans(12)		Long-term incentive plans(13)

Stephen Loukas Interim President and Chief Executive Officer(10)	2020	579,583		330,000	52,000	(10)	877,500		N/A	N/A	549,748	(16) (17)	2,388,831
	2019	44,583	(2)	Nil	Nil		Nil		N/A	N/A	4,458		49,041

Peter Scott Senior Vice President and Chief Financial Officer	2020	343,292		46,365	25,290	(11)	519,800		N/A	N/A	366,375	(16)	1,301,122
	2019	32,083	(3)	Nil	Nil		41,000	(3)	N/A	N/A	3,681		76,764

Aaron Smith Senior Vice President, Development & Operations	2020	258,583		69,795	38,070	(11)	213,200		N/A	N/A	366,936	(16)	946,584
	2019	284,545		158,498	Nil		239,400		N/A	N/A	41,662		724,105
	2018	124,166	(4)	181,495	Nil		60,400	(4)	N/A	N/A	19,316		385,377

Mark Hawkins Vice President, Legal, General Counsel & Corporate Secretary	2020	249,667		55,110	30,090	(11)	189,000		N/A	N/A	360,512	(16)	884,379
	2019	249,466	(5)	69,956	Nil		174,900	(5)	N/A	N/A	26,084		520,406
	2018	216,250		102,574	Nil		69,200		N/A	N/A	28,168		416,192

Gary Sykes Vice President, Commercial	2020	249,667		55,110	30,090	(11)	215,000		N/A	N/A	247,220	(16)	797,087
	2019	102,146	(6)	Nil	Nil		20,400	(6)	N/A	N/A	10,203	(18)	132,749

Notes:

(1)	Represents the dollar value of cash base salary each NEO earned during the respective year.
(2)	Mr. Loukas was appointed Interim President and Chief Executive Officer effective December 5, 2019. His annual salary was prorated based on his length of service in 2019.

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(3)	Mr. Scott was appointed Senior Vice President and Chief Executive Officer effective December 2, 2019. His annual salary and cash bonus amounts were prorated based on his length of service in 2019.
(4)	Mr. Smith was appointed Vice President, Development effective July 9, 2018. His annual salary and cash bonus amounts were prorated based on his length of service in 2018.
(5)	Mr. Hawkins was promoted to Vice President, Legal, General Counsel and Corporate Secretary on November 20, 2019. His 2019 annual salary and cash bonus amounts reflect this in-year promotion.
(6)

Mr. Sykes was appointed to Vice President, Commercial on November 20, 2019. His 2019 annual salary and cash bonus amounts were prorated based on his length of service in 2019. His salary also includes wages paid to him as an hourly-paid Commercial Advisor commencing on September 27, 2019, prior to his appointment.

(7)

Reflects the estimated grant date fair value of the applicable PSUs assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant, plus the estimated grant date fair value of the applicable RSUs based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant.

(8)

Compared to previously disclosed estimated grant date fair values for 2018, the values disclosed herein may be slightly off due to rounding as a result of the previously disclosed Share Consolidation of seven (7) old Shares for one (1) new Share, as approved on June 5, 2019.

(9)	Option based awards were granted in 2020 under an amended Stock Option Plan effective July 30, 2020.
(10)

Reflects the grant date fair value of the Options awarded to Mr. Loukas in 2020 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$0.26
Expected life of Options (years)	1.0
Expected volatility (average)	121.17%
Risk-free rate of return (average)	0.23%
Dividend yield	0%

(11)

Reflects the grant date fair value of the Options awarded to all other NEOs other than Mr. Loukas in 2020 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$0.30
Expected life of Options (years)	4.0
Expected volatility (average)	73.13%
Risk-free rate of return (average)	0.27%
Dividend yield	0%

(12)	Represents annual cash bonus awards earned by the NEO in the respective year.
(13)	No amounts were earned by the NEO in 2018, 2019 or 2020 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.
(14)	Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(15)

Represents the dollar value of all other compensation received by each NEO in the respective year that is not reported in any other column of the table. See “Compensation Discussion & Analysis - Executive Compensation Decisions for 2020 and 2021 Developments – Breakdown of Executive Benefits and Perquisites in 2020” for details.

(16)

In addition to the amounts discussed in note 15 above, this amount also includes the KERP Award amounts paid in 2020. See “Compensation Discussion & Analysis - Executive Compensation Decisions for 2020 and 2021 Developments – Key Employee Retention Plan”.

(17)

In addition to the amounts discussed in notes 15 and 16 above, this amount also includes the value of DSUs Mr. Loukas was granted in Q4 2019 in connection with his role as director through to his appointment of Interim President and Chief Executive Officer on December 5, 2019, which were not issued until January 15, 2020. See “Remuneration of Directors – Incentive Plan Awards – Value Vested or Earned During the Year”.

(18)

This amount also includes statutory holiday and vacation pay paid to Mr. Sykes while an hourly-paid Commercial Advisor commencing on September 27, 2019, prior to his appointment to Vice President, Commercial on November 20, 2019.

(19)	Represents the dollar value of each NEO’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.

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Outstanding Share-Based Awards and Option-Based Awards

Obsidian Energy granted “share-based awards” in the form of PSUs and RSUs to its NEOs in 2020 pursuant to the Award Plan. For details regarding the Award Plan, see “Compensation Discussion & Analysis - Executive Compensation Decisions for 2020 and 2021 Developments – PSU and RSU Grant Decisions for 2020” and “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.

Obsidian Energy granted to its NEOs in 2020 option based awards as the Stock Option Plan was amended and approved by the shareholder on July 30, 2020. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

Long-Term Incentive Awards Outstanding at December 31, 2020

The following table sets forth information regarding all PSUs, RSUs and Options outstanding as at December 31, 2020 that were held by each NEO serving as such on that date.

		Option-based Awards				Share-based Awards
Name	Grant Year	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of Share-based awards not vested(2) (#)	Market or payout value of Share-based awards not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed(4) ($)

Stephen Loukas	2020	200,000	$0.56	TBD(5)	62,000	600,000	510,000	Nil
	2019	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Peter Scott	2020	84,300	$0.56	August 9, 2025	26,133	84,300	65,473	Nil
	2019	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Aaron Smith	2020	126,900	$0.56	August 9, 2025	39,339	126,900	98,559	Nil
	2019	Nil	N/A	N/A	Nil	48,831	37,931	Nil
	2018	Nil	N/A	N/A	Nil	3,571	3,035	Nil

Mark Hawkins	2020	100,300	$0.56	August 9, 2025	31,093	100,200	77,822	Nil
	2019	Nil	N/A	N/A	Nil	19,218	15,631	Nil
	2018	Nil	N/A	N/A	Nil	4,003	3,403	Nil
	2017	Nil	N/A	N/A	Nil	Nil	Nil	Nil
	2016	5,286	$8.40	March 29, 2021	Nil	Nil	Nil	Nil

Gary Sykes	2020	100,300	$0.56	August 9, 2025	31,093	100,200	77,822	Nil

Notes:

(1)

The value of unexercised Options held at December 31, 2020 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2020 of $0.87 per Share and the exercise price of the applicable Options.

(2)	Represents the aggregate number of PSUs and RSUs held by the NEO that had not vested at December 31, 2020.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2020 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 20 days ending

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December 31, 2020 of $0.74. The estimated value of each RSU that had not yet vested at December 31, 2020 is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2020 of $0.85.

(4)

Represents the aggregate dollar value of the 2018 PSUs that had vested on December 31, 2020. The value of each such 2018 PSU is based on an RPF of 0 as determined by the Board. Mr. Smith is the only current NEO who received 2018 PSUs. No other awards had vested and had not been paid as at December 31, 2020.

(5)

The Options granted to Mr. Loukas will vest on the closing date of a Transaction if: (A) such Transaction closes on or before the date Mr. Loukas’ employment terminates; and (B) Mr. Loukas remains Interim President and Chief Executive Officer of Obsidian Energy through the close date of a Transaction. The Options shall then expire on the earlier of: (i) the 6-month anniversary of Mr. Loukas no longer being in the role of Interim President and Chief Executive Officer of Obsidian Energy; and (ii) July 10, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs, RSUs and Options that vested in 2020 that were held by each NEO, and the value of cash bonuses granted to each NEO in respect of the 2020 financial year.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Stephen Loukas	N/A	N/A	877,500
Peter Scott	N/A	N/A	519,800
Aaron Smith	N/A	$7,016	213,200
Mark Hawkins	Nil	$7,216	189,000
Gary Sykes	N/A	N/A	215,000

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options that vested in 2020 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.

(2)

Represents the aggregate dollar value all RSUs and 2018 PSUs that vested in 2020. The value of each RSU that vested is based on (i) the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding the vest date. The value of each such 2018 PSU is 0 based on an RPF of 0 as determined by the Board.

(3)	Reflects 2020 cash bonus amounts awarded.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Obsidian Energy’s equity compensation plans as at December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	3,771,207	0.94	2,845,253
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,771,207	0.94	2,845,253

Notes:

(1)	Reflects the number of Shares to be issued upon vesting/exercise of outstanding Restricted Share Units, Performance Share Units (at RPF of 1.0) and Options as at December 31, 2020.

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(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Shares that could be issued under Obsidian Energy’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Stock Option Plan” and “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.

Burn Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

	Burn Rate
Financial Year Ending December 31	Stock Option Plan	Restricted and Performance Share Unit Plan
2018	Nil(1)	1.49%
2019	Nil(1)	1.53%
2020	1.25%	3.00%

Notes

(1)	Stock Options were not granted in 2018 and 2019.

PERFORMANCE GRAPH

The following graph illustrates Obsidian Energy’s cumulative Total Shareholder Return during the five most recently completed financial years, assuming that $100 was invested in Common Shares on the first day of the five-year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

Total Shareholder Return

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	($)	2016 ($)	2017 ($)	2018 ($)	2019 ($)	2020 ($)
Obsidian Energy	100	209.82	147.82	44.33	12.16	11.58
S&P/TSX Composite Total Return Index	100	121.08	132.09	120.36	147.89	156.17
S&P/TSX Oil and Gas Exploration and Production Index	100	155.93	134.73	89.22	98.09	73.30
Total Compensation for NEOs (millions)(1)		8.66	5.37	5.00	3.15	6.32

Notes:

(1)

The total compensation for NEOs reflects the total compensation in CDN$ (millions) for the NEOs reported in the respective year of disclosure. Total compensation includes base salary, short and long term incentive awards (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a NEO’s departure in any applicable year.

Obsidian Energy’s HRG&C reviews total NEO compensation with pay for performance in mind. Our total NEO compensation has generally been consistent with shareholder experience given that a large portion of it is tied to Share price performance. Overall, total NEO compensation has decreased year over year as the Share price has decreased. The increase from 2019 to 2020 is due to the transition of a number of executives throughout 2019 that resulted in less salary and bonus compensation for that year. In 2020, the executive team was in place for the entire year and, therefore, received a complete year of salary and bonus. The one time KERP payment was also a significant factor in the increase.

SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Obsidian Energy established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Obsidian Energy, including the NEOs, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Obsidian Energy by providing them with the opportunity to acquire an increased ownership interest in Obsidian Energy through the purchase of Shares. Obsidian Energy does not have a pension plan for our executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Obsidian Energy believes is a competitive yet affordable means for Obsidian Energy to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Obsidian Energy believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan in 2020, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Obsidian Energy contributes $1.00 on behalf of the employee (“Obsidian Energy’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee’s Contribution and Obsidian Energy’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Obsidian Energy Contributions be deposited in an investment vehicle designated by Obsidian Energy, such as an investment savings account or money market fund to be administered by Obsidian Energy or our agent, rather than such contributions being used to acquire Shares. Historically, most of Obsidian Energy’s NEOs have elected to invest in Shares

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under the Savings Plan. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

The Board determined in April 2020 that in light of the very challenging and persistent commodity price environment, to suspend the Obsidian Energy employer match portion of the Employee Retirement Savings Plan effective May 1, 2020. To be effective May 1, 2021, the employer match portion was partially reinstated to 0.5 times, until further notice.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

The following is a summary of the Award Plan as of December 31, 2020 and as of the Record Date. On June 3, 2020, the Board approved amendments to the Award Plan, subject to shareholder approval which was obtained, effective as of the shareholder meeting dated July 30, 2020.

The Award Plan is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

The purpose of the Award Plan is to promote a proprietary interest in the Corporation and greater alignment of interests between officers, employees and consultants of the Corporation and the shareholders, provide a compensation system for such officers, employees and consultants that are reflective of their responsibility and to assist the Corporation in attracting and retaining experienced individuals. The Award Plan is administered by the Board (which may delegate its authority to one of its committees), which has authority to interpret the Award Plan, including any questions in respect of any Share Unit Awards granted thereunder. The Share Unit Awards granted under the Award Plan are not assignable.

Under the Award Plan, Share Unit Awards may be granted in respect of Shares provided that the aggregate number of Shares reserved for issuance under the Award Plan does not exceed 4.5% of the aggregate number of issued and outstanding Shares.

Notwithstanding any other provision in the Award Plan, Share Unit Awards may be granted to officers, employees and consultants of the Corporation (each, a “Grantee”) provided: (i) the number of Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issuable to Insiders within any one year period, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares. As of April 30, 2021, the Corporation’s issued and outstanding Shares were 74,250,297. Directors who are not employees of the Corporation or any affiliate of the Corporation are not eligible to receive Share Unit Awards under the Award Plan.

Share Unit Awards initially have a notional value equivalent to the value of a Share. RSU Awards vest on the first, second and third anniversaries of the date of grant, and are paid out within 30 days of the vesting date, unless otherwise determined by the Board at the time of grant, and subject to certain other events described below. No payment may be made upon settlement of an RSU Award on a date following December 31 of the third calendar year following the year in which the RSU Award was granted (the “Expiry Date”). Upon vesting, each RSU Award will be paid out at the election of the Board in cash, or by purchase of Shares or by the issuance of Shares. If paid out in cash each RSU Award will

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have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the RSU Award, as adjusted for dividends paid on the Shares while such RSU Award was outstanding. If the Board elects to pay out the RSU Awards by buying the Shares, Obsidian Energy will purchase the number of fully paid and non-assessable Shares underlying such RSU Awards, subject to adjustment for dividends, from the open market. If the Board elects to pay out the RSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares underlying such RSU Award, subject to adjustments for dividends.

PSU Awards vest on the later of the completion of the Performance Period applicable to such PSU Award and the third anniversary of the date of grant of such PSU Award and are paid out within 90 days of the vesting date, unless otherwise determined by the Board at the time of grant and subject to certain other events described below. No payment may be made upon settlement of the PSU Award on a date following the Expiry Date. At the time of payout, the Board will apply a “Payout Multiplier” to a PSU Award which may increase or decrease the number of Shares notionally underlying such PSU Award. The Payout Multiplier may range from zero to 2.0 and will be based on Obsidian Energy’s performance during the Performance Period.

Upon vesting, each PSU Award will be paid out in cash or Shares at the election of the Board. If paid out in cash, each PSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the Share Unit Award, as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. If the Board elects to pay out the PSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares notionally underlying such PSU Awards as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. In addition, the Board may elect to settle PSU Awards by purchasing Shares on the TSX and providing such Shares to the holder of such PSU Awards.

Under the Award Plan, in case of a Grantee’s death, we will make a cash payment or issue Shares to such employee’s legal representatives in respect of all Share Unit Awards held by the Grantee at the date of death (and all unvested Share Unit Awards will be deemed to have vested as of the date of death), and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination for cause or as a result of a voluntary resignation, all Share Unit Awards granted to such Grantee under the Award Plan will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the “Cessation Date”). If a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination not for cause, all Share Unit Awards granted to such Grantee under the Award Plan which have not otherwise vested within 90 days following the Cessation Date will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee. If a Change of Control occurs prior to the date on which the Corporation pays cash or issues Shares to the Grantee in respect of an outstanding Share Unit Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Share Unit Awards held by the Grantee

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(regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. All of these provisions are subject to any alternative arrangements that may be contained in a separate Share Unit Award Agreement or employment agreement between the Corporation and a particular Grantee.

If the Corporation completes a transaction or a series of transactions whereby substantially all of the Shares or substantially all of the Corporation’s property or assets become the property or assets of another person (the “Continuing Entity”) the Corporation and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Share Unit Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all covenants and obligations of the Corporation under the Award Plan, the outstanding Share Unit Awards and the Share Unit Award Agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of the Corporation under the Award Plan, and Obsidian Energy shall be relieved of our obligations thereunder.

Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the Shareholders suspend, discontinue or amend the Award Plan or a Share Unit Award made thereunder provided that unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Share Unit Award in a manner that would adversely alter or impair any Share Unit Award previously granted to such holder. Further, the Board may not, without the approval of the Shareholders, amend the Award Plan or a Share Unit Award to: (i) increase the percentage of issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards; (ii) increase the number of Shares that may be issued to Insiders of the Corporation under the Award Plan; (iii) permit non-employee directors to be eligible recipients under the Award Plan or in any other way permit non-employee directors to become eligible to receive Share Unit Awards under the Award Plan; (iv) extend the Expiry Date of any Share Unit Award granted under the Award Plan; (v) permit the transfer or assignment of Share Unit Awards; or (vi) amend the amendment provisions of the Award Plan.

DATA REGARDING OUTSTANDING SHARE UNIT AWARDS

The table below reflects the numbers of Share Unit Awards outstanding as at December 31, 2020 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2020	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2020
Share Unit Awards	2,809,253	3.82%

STOCK OPTION PLAN

The following is a summary of the Stock Option Plan as of December 31, 2020 and as of the Record Date. On June 3, 2020, the Board approved amendments to the Stock Option Plan, subject to shareholder approval which was obtained, effective as of shareholder meeting dated July 30, 2020.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for directors, officers and other employees. The attraction

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and retention of qualified personnel has been identified as one of the key risks to Obsidian Energy’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

Grants: The Stock Option Plan provides that any director, officer or other employee of, or person or company engaged by, Obsidian Energy or any of our subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Obsidian Energy from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Management Directors of Obsidian Energy are eligible to participate in the Stock Option Plan on a discretionary basis. However, in connection with gaining approval for the Stock Option Plan in 2020, the Company committed to not granting any Options to Non-Management Directors in 2021 and 2022.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9.0% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements;

(b)

the number of Shares issuable to insiders of the Corporation, at any time, under all security based compensation arrangements, including this Plan, will not exceed 10.0% of the issued and outstanding Shares;

(c)

the number of Shares issued to insiders of the Corporation, within any one year period, under all security based compensation arrangements, including this Plan, will not exceed 10.0% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%; and

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year)

(e)

the aggregate number of Common Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors pursuant to this Plan shall not exceed 1.0% of the Common Shares outstanding from time to time, and the aggregate value of Options granted to any one Non-Management Director during a calendar year shall not exceed $100,000.

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(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in their sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at their sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Obsidian Energy with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have executive employment agreements, or at such earlier time as may be established by the Board, in their absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Obsidian Energy, securities of Obsidian Energy may not be traded by certain persons as designated by Obsidian Energy

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(such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Obsidian Energy, at any time, for the disposition and surrender by the Option holder to Obsidian Energy (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Obsidian Energy may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Obsidian Energy to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made

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without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Obsidian Energy and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be (x) a Service Provider by reason of termination without cause or (y) a director of the Corporation because the Optionee is removed as a director of the Corporation by the shareholders of the Corporation, is disqualified to serve as a director of the Corporation, or such director’s successor is elected or appointed (unless such director continues to be a Service Provider to, the Corporation after he or she ceases to be a director): (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated or ceases to be a director, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated or ceases to be a director (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated or ceases to be a director; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated or ceases to be a director and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated or ceases to be a director, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in their sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date); and

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(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing to maintain the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in their sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in their sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Obsidian Energy fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in their sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in their sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Obsidian Energy enters into any transaction or series of transactions whereby Obsidian Energy or all or substantially all of the assets of Obsidian Energy and our subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Obsidian Energy and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Obsidian Energy under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Obsidian Energy under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it

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(i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Obsidian Energy shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

In July 2020, the Board committed that despite being eligible under the Stock Option Plan, subject to its eventual approval at the July 30, 2020 shareholder meeting, Directors would not be granted stock options through 2022.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at December 31, 2020 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2020	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2020
Options	961,954	1.31%

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Obsidian Energy or a change in a Named Executive Officer’s.

NEO AGREEMENTS

Obsidian Energy has entered into executive employment contracts (the “NEO Agreements”) with each of its Named Executive Officers, with the exception of Mr. Stephen Loukas due to the interim nature of his role as President and Chief Executive Offer of the Company. The details of Mr. Loukas’ contract are disclosed separately below. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Obsidian Energy for cause; or (v) termination of the employment of the Named Executive Officer by Obsidian Energy other than for cause.

Definitions

For the purposes of the disclosure under “Termination and Termination Upon Change of Control Benefits”, the following terms have the following meanings:

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“Annual Bonus” means an amount equal to either: (i) if the NEO has been employed by Obsidian Energy for two (2) years or more as of the Termination Date, the average of the annual bonus received by the Named Executive Officer in the two (2) year period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Obsidian Energy for a period of two (2) years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s year or partial year(s) of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by Obsidian Energy.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by Obsidian Energy including the KERP) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to the Corporation’s contribution to NEO under the Savings Plan for the year.

“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Board” means the Board of Directors of Obsidian Energy Ltd.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Obsidian Energy are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any other material reduction in the value of the Named Executive Officer’s Annual Compensation, benefits, plans and programs (excluding the Annual Bonus, Award Plan, Stock Option Plan and any other long term incentive arrangements put into place by the Corporation), except where all senior executives of Obsidian Energy are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Good Reason” shall mean any adverse change by Obsidian Energy and without the agreement of the Named Executive Officer in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Named Executive Officer, taken as a whole, are not at least substantially equivalent to those assigned to the Named Executive Officer immediately prior to such change or series of changes;

“PSUs” means any PSUs granted to the Named Executive Officer in 2019 and any years thereafter.

“RSUs” means any RSUs granted to the Named Executive Officer in 2018 and any years thereafter.

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“Termination Date” means the Named Executive Officer’s last day actively at work for Obsidian Energy, regardless of the reason for the cessation of employment.

Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Obsidian Energy as a result of Constructive Dismissal or other than for cause of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) in the form of a cash payment equal to the product of a 1.5 factor multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)

For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid pro-rata Annual Salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;

(c)

the Named Executive Officer shall be entitled to cash or Share payment for PSUs granted under the Award Plan in respect of certain outstanding PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)

the number of PSUs in respect of which the NEO shall receive a payment (collectively, the “Early Vested PSUs”) is, in respect of each grant of PSUs granted to the NEO, equal to the number of PSUs held by the NEO on the Termination Date multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the total number of fiscal quarters in the performance period;

(II)

the amount of the payment for Early Vested PSUs is to be calculated in accordance with the Award Plan, on the basis that the relevant performance period shall be deemed to consist of only the period between the date of commencement of the performance period and the Termination Date;

(III)

the PSU Administrator, under the Award Plan, taking into consideration the performance of the NEO and the performance of Obsidian Energy in the period between the commencement of the performance period and the Termination Date, may determine in their sole discretion the RPF to be applied to any Early Vested PSUs held by the NEO (provided that the exercise of such discretion does not result in a lower payment than would otherwise be payable);

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all PSUs that are not Early Vested PSUs, provided that the Board has the sole discretion to accelerate the vesting of all

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or any other Early Vested PSUs not vested pursuant to the foregoing, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower PSU award than would otherwise be payable); and

(d)

the Named Executive Officer shall be entitled to a cash or Share payment in respect of certain outstanding RSUs granted to the Named Executive Officer pursuant to the Award Plan in respect of which payment has not yet been made, where:

(I)	the number of RSUs in respect of which the Executive shall receive a cash or Share payment (as applicable) (collectively, the “Early Vested RSUs”) is equal to:

(i)	the number of unvested RSUs that would have vested during the ninety (90) day period following the Termination Date (the “90 Day Unvested Awards”); and

(ii)

the number of unvested RSUs other than the 90 Day Unvested Awards (the “Other Unvested Awards”) calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three (3) month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;

(II)

the Board has the sole discretion to accelerate the vesting of all or any other unvested RSUs not vested pursuant to clauses (d)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower cash or Shares payment, as applicable, than would otherwise be payable);

(III)	any Early Vested RSUs shall be calculated and paid to the NEO in accordance with the Award Plan; and

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all RSUs that are not Early Vested RSUs.

Termination Following a Change of Control

In the event of a Change of Control and provided the NEO remains employed with the Corporation on the date of such Change of Control, the Corporation shall provide the NEO with a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made to the NEO, conditional upon the Change of Control occurring, immediately prior to the effective time of the Change of Control, and the amount of the PSU award to be paid in respect of the outstanding PSUs shall be calculated in accordance with the Award Plan and the performance period shall end on the effective date of the Change of Control (or such other date as the Board determines) (collectively, the “PSU Award Payout”).

If the NEO’s employment is terminated without cause in connection with a Change of Control or within the six (6) months following a Change of Control, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

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If within six (6) months of a Change of Control the NEO voluntarily resigns for an event or events which constitute Good Reason, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

If there is a Change of Control and within one (1) year of the Change of Control there is an event or events that constitute Good Reason, the applicable Named Executive Officer shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason, to elect to treat the event or events constituting Good Reason as a without cause termination, such election to be effective no less than two weeks after providing notice to the Corporation. In the event the NEO makes such election, the Corporation shall pay the NEO the Retiring Allowance, the Award Plan Payout and the other payments described above under “Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal”. If the NEO makes the aforementioned election, the NEO has agreed that at the request of the Board, such NEO must continue his employment with Obsidian Energy for a period of up to six (6) months at the NEO’s then existing compensation package to assist in an orderly transition of management.

With respect to Mr. Scott, an incremental bonus payment equal to 100% of Mr. Scott’s then annual salary becomes payable upon a Change of Control, provided a corporate bonus pool is awarded for such calendar year.

Other Termination by the Named Executive Officer

Other than Mr. Loukas, each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Obsidian Energy at the Named Executive Officer’s pleasure upon providing thirty (30) days’ prior written notice to such effect to Obsidian Energy. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Employee Retirement/Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Obsidian Energy and our affiliates. These confidentiality provisions survive for a specified period of time following the termination for any reason of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in their sole discretion, could in fact effect a Change of Control, or Obsidian Energy enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Obsidian Energy or cease to be an officer of Obsidian Energy or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated his steps to effect a Change of Control or the Board considers, in their sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

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Executive Incentive Compensation Recoupment Policy

In each of the NEO Agreements (collectively, the “Recouped Executives”), the Recouped Executives agree to comply with the terms of the Recoupment Policy and irrevocably authorize Obsidian Energy to deduct from each Recouped Executives’ respective salaries, wages, vacation allowances, expenses reimbursements, severance and/or any other incentive compensation, all amounts relating to the portion of that Recouped Executive’s incentive compensation (including bonus, Options, PSUs and RSUs) relating to the year(s) subject to a restatement of Obsidian Energy’s financial statements due to our material non-compliance with any applicable financial reporting requirements (other than that caused by a change in applicable financial reporting requirements or applicable accounting rules or interpretations) which is in excess of the amount of incentive compensation that would have been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Recouped Executive.

TERMINATION BENEFITS FOR STEPHEN LOUKAS

Mr. Loukas’ employment and appointment as Interim President and Chief Executive Officer commenced as of December 5, 2019 for a three-month term, with an option for up to three (3) additional one (1) month terms if agreeable to both parties. Effective June 5, 2020, Mr. Loukas agreed to extend his employment as the Company’s Interim President and Chief Executive Officer through to December 31, 2020, subject to further extension by written agreement of the Company and Mr. Loukas (a new contract was subsequently entered into effective as of January 1, 2021). Because the term of the contract was to end on December 31, 2020, no payments would have been triggered to Mr. Loukas upon the completion of the term other than payment of his regular pro-rata salary and vacation pay accrued and unpaid to the date of termination.

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to their respective NEO Agreements and pursuant to Options, PSUs and RSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2020.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2020, such as any Options, PSUs and RSUs that had already vested at such date.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Total ($)
Stephen Loukas	Termination Without Cause(2)	Nil	Nil	Nil
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(7)	Nil	572,000	572,000
	Retirement / Resignation(5)	Nil	Nil	Nil

Peter Scott	Termination Without Cause(2)	1,951,875	53,265	2,005,140
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)(6)	1,844,875	91,606	1,936,481
	Retirement / Resignation(5)	Nil	Nil	Nil

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Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Total ($)

Aaron Smith	Termination Without Cause(2)	918,500	110,487	1,028,987
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	918,500	178,864	1,097,364
	Retirement / Resignation(5)	Nil	Nil	Nil

Mark Hawkins	Termination Without Cause(2)	830,125	78,981	909,106
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	830,125	127,948	958,073
	Retirement / Resignation(5)	Nil	Nil	Nil

Gary Sykes	Termination Without Cause(2)	971,971	63,343	1,035,314
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	971,971	108,915	1,080,886
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)

Reflects the value of: (i) accelerated vesting of 2019 and 2020 PSUs in accordance with the respective terms of each of the NEO Agreements, based on an assumed RPF of 1.0, the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2020 of $0.74, (ii) accelerated vesting of RSUs in accordance with the respective terms of each of the NEO Agreements, based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2020 of $0.85, and (iii) accelerated vesting of Options in accordance with the respective terms of each of the NEO Agreements, based on the aggregate dollar value that would have been realized if such Options had been exercised on December 31, 2020, using the difference between the closing price of the Shares on the TSX on December 31, 2020 of $0.87 and the exercise price of the applicable Options.

(2)	Represents termination of the employment of the NEO by Obsidian Energy other than for cause or as a result of the Constructive Dismissal of the NEO.
(3)	Represents termination of the employment of the NEO by Obsidian Energy for cause.
(4)

Represents a Change of Control and the subsequent election by the NEO to terminate his employment for Good Reason, resulting in the NEO’s entitlement to benefits as if the NEO had been terminated by Obsidian Energy as a result of the Constructive Dismissal or other than for cause.

(5)	Represents voluntary retirement of the NEO in accordance with the retirement policies established for senior executives of Obsidian Energy or voluntary resignation of the NEO.
(6)

In the case of Mr. Scott, an incremental bonus payment equal to 100% of Mr. Scott’s then annual salary ($385,000 as at December 31, 2020) becomes payable upon a Change of Control, provided a corporate bonus pool is awarded for such calendar year. The disclosed value represents such a bonus being paid.

(7)

In the case of Mr. Loukas, a Change of Control triggers the accelerated vesting of RSUs and Stock Options in connection with his conditional 2020 grant of RSUs and Stock Options, which is calculated by (i) accelerated vesting of RSUs in accordance with the terms of Mr. Loukas’ employment contract, based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2020 of $0.85, and (iii) accelerated vesting of Options in accordance with the terms of Mr. Loukas’ employment contract, based on the aggregate dollar value that would have been realized if such Options had been exercised on December 31, 2020, using the difference between the closing price of the Shares on the TSX on December 31, 2020 of $0.87 and the exercise price of the applicable Options . For additional details please refer to “Compensation Discussion & Analysis – Executive Compensation Decisions for 2020 – PSU, RSU and Stock Options Grant Decisions for 2020”.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Obsidian Energy views management accessibility as key in the Shareholder engagement process. Our management team is proactive in engaging investors around material announcements and quarterly earnings. Our management team, when it is prudent to do so, also attends several conferences throughout North America and Europe and participates in stand-alone marketing trips with

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representatives of various investment research firms. The goal of these conferences and marketing trips is to connect with the investment community and offer a platform for institutional shareholders to discuss the Corporation’s strategy with members of management. Furthermore, our management team engages with our retail shareholder base through regular telephone, video and e-mail correspondence.

Shareholders are also welcome to write or email the Investor Relations Department or any of the directors or executive officers of Obsidian Energy, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters – Additional Information” section of this Information Circular or on the Obsidian Energy website. The annual general meeting provides another excellent opportunity for dialogue.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Obsidian Energy is not aware of any individuals who are either current or former executive officers, directors or employees of Obsidian Energy or any of Obsidian Energy’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Obsidian Energy or otherwise) that is owing to (i) Obsidian Energy or any of our subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of its subsidiaries.

Obsidian Energy is not aware of any individuals who are, or who at any time during 2020 were, a director or executive officer of Obsidian Energy, a proposed nominee for election as a director of Obsidian Energy, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2020, indebted to Obsidian Energy or any of our subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2020 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of our subsidiaries.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of any Informed Person of Obsidian Energy, any proposed director of Obsidian Energy, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2020 or in any proposed transaction which has materially affected or would materially affect Obsidian Energy or any of our subsidiaries. “Informed Person” means: (i) a director or executive officer of Obsidian Energy; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Obsidian Energy; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Obsidian Energy is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Obsidian Energy at any time since January 1, 2020, any proposed nominee for election as a director of Obsidian Energy, or of any associate or affiliate of any of the foregoing persons or companies,

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in respect of any matter to be acted on at the Meeting (other than the election of directors of Obsidian Energy).

Additional Information

Additional information relating to Obsidian Energy is available on SEDAR at www.sedar.com. Financial information in respect of Obsidian Energy and its affairs is provided in Obsidian Energy’s annual audited comparative financial statements for the year-ended December 31, 2020 and the related management’s discussion and analysis. Paper copies of Obsidian Energy’s financial statements and related management discussion and analysis are available upon request from Obsidian Energy’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor.relations@obsidianenergy.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular and proxy statement. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Obsidian Energy is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Obsidian Energy, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Obsidian Energy’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Obsidian Energy’s corporate governance practices meet or exceed all applicable Canadian requirements.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees – Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees – Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (seven of eight, or 88 percent) are independent. The Board has determined that following the Meeting, seven of eight (or 88 percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees – Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the

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beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2020 is disclosed in “Information Concerning the Board and Director Nominees – Director Attendance Record”.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Gordon Ritchie, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the HRG&C Committee, has developed broad terms of reference for the Chair of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees – Director Attendance Record”.

2.	Board Mandate

(a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

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The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education – Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education – Director Continuing Education”.

Obsidian Energy has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Obsidian Energy’s website at www.obsidianenergy.com.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Obsidian Energy, including directors, officers and employees, which is located on SEDAR at www.sedar.com, and on Obsidian Energy’s website at www.obsidianenergy.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the code by requiring annual certifications by its officers and senior financial management that they will comply with the code and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

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There were no material change reports filed since January 1, 2020 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Obsidian Energy and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Obsidian Energy’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Human Resources, Governance & Compensation Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Human Resources, Governance & Compensation Committee’s perception of the evolving needs of Obsidian Energy.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources, Governance & Compensation Committee is comprised of only independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Human Resources, Governance & Compensation Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the

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committee’s perception of the needs of Obsidian Energy. The committee also reviews the proposed director nominees for Obsidian Energy’s annual management proxy circular and recommends such director nominations for approval by the Board.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRG&C Committee is composed entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRG&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

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•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, based on the evaluation completed by the independent members of the Board on the Chief Executive Officer’s performance pursuant to the goals and objectives approved by those members, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Obsidian Energy, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Operations and Reserves Committee

Members: William A. Friley (Chair), Michael Faust, Edward Kernaghan and John Brydson, all of whom are independent directors.

The Operations and Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•	the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Obsidian Energy’s reserves;

•	review of the reserves and resources data of the Corporation and procedures with respect to the reporting thereof;

•	the Corporation’s policies and practices with respect to matters of the environment, health and safety; and

•	compliance with applicable legislative, regulatory and corporate standards with respect to operations.

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9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information – Board Assessment and Nominations”.

10.

Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board’s objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that objective, the Board has implemented two primary mechanisms of board renewal: a retirement policy and an annual Board and director performance assessment process. For details regarding our director retirement policy, see “Information Concerning the Board and Director Nominees – Directors’ Term and Retirement Policy.” For details regarding our Board’s annual performance assessment process, see “Other Board Information – Board and Director Performance Assessment”. The Board has not adopted term limits for directors, as it believes that the director retirement policy and the annual performance assessment process are effective in achieving the appropriate level of renewal of the Board’s membership.

11.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

The objective of Obsidian Energy’s Diversity Policy is to ensure that Obsidian Energy captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the Human Resources, Governance & Compensation Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)	the measures taken to ensure that the policy has been effectively implemented,

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Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, one of Obsidian Energy’s eight directors is a woman.

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Obsidian Energy’s Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Obsidian Energy to capitalize on the opportunities available to it.

12.

Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

To ensure the success of Obsidian Energy, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the Human Resources, Governance & Compensation Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board recognizes that diversity within Obsidian Energy is essential for the growth and prosperity of the Corporation. When appointing an individual to the senior management team, the diversity of the entire organization is reviewed to ensure that Obsidian Energy benefits from the strategic and operational advantages of diversity.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

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(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Obsidian Energy has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Obsidian Energy and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Obsidian Energy has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Obsidian Energy and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

Not applicable.

(ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Assuming the election of management’s proposed nominees to the Board, Obsidian Energy’s Board will include one woman, representing 12.5% of the directors.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Obsidian Energy’s executive officers are women at the present time, although women have held executive positions at Obsidian Energy in the past.

Other Activities of the Board

The Board is responsible for the stewardship of the Corporation and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Corporation; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii)

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establishing and administering the Stock Option Plan, Award Plan, and Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its three current standing committees: the Audit Committee, the HRG&C Committee and the Operations and Reserves Committee. The Board and its committees have access to senior management on a regular basis as Mr. Loukas, the Interim President and Chief Executive Officer is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Human Resources, Governance & Compensation Committee have developed terms of reference for the Chair of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Obsidian Energy that could reasonably interfere with the exercise of a director’s independent judgment. The Chair of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Obsidian Energy’s annual information form for the year ended December 31, 2020 for information regarding Obsidian Energy’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.obsidianenergy.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Obsidian Energy distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Obsidian Energy’s assets, reporting of illegal or unethical behaviour and other matters. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. Compliance affirmations are obtained annually for all executive and certain key financial and operational employees and for a broader group of Obsidian Energy’s staff. The code is available on Obsidian Energy’s website at www.obsidianenergy.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Obsidian Energy Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Obsidian Energy”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic, Operating, Capital and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range operating plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic, operational, capital and financing opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating, capital and financing plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating, and capital and financing plans, major acquisitions and dispositions of exploration and production projects and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•	approve the distribution policy of the Corporation;

•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

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•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental, health and safety laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation, its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•

ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Obsidian Energy;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chair of the Board, develop a position description for the Chair of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chair of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board when and as appropriate;

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Operation and Reserves, Human Resources, Governance and Compensation committees.

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Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chair of the Human Resources, Governance & Compensation Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Obsidian Energy (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Non-Management Board members shall offer their resignation from the Board to the Chair of the Human Resources, Governance & Compensation Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the Non-Management Directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Obsidian Energy and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY,

OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“ABCA” means the Business Corporations Act (Alberta).

“Award Plan” or “Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan of Obsidian Energy, as amended and restated from time to time.

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

“Board” or “Board of Directors” means the board of directors of Obsidian Energy as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“DSU Plan” means the Deferred Share Unit Plan of the Corporation for Non-Management Directors.

“Early Vested PSU” has the meaning given to such term in “Termination and Change of Control Benefits – NEO Agreements”.

“Early Vested RSU” has the meaning given to such term in “Termination and Change of Control Benefits – NEO Agreements”.

“equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process – Executive Compensation Peer Group and Benchmarking”.

“HRG&C Committee” means the Human Resources, Governance & Compensation Committee of the Board.

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“incentive plan” means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

“Information Circular” means this management information circular and proxy statement dated April 30, 2021.

“Insider” has the meaning ascribed thereto in the Stock Option Plan or the Award Plan, as applicable, from time to time.

“Instrument of Proxy” means the form of proxy provided to registered Shareholders by the Corporation for use in respect of the Meeting.

“KERP” means the key employee retention plan of Obsidian Energy.

“Management” means the management of Obsidian Energy.

“Management Director” means a director of Obsidian Energy who is also a full-time or part-time employee of Obsidian Energy. For greater clarity, Mr. Loukas was the only Management Director in 2020 and remains so as at April 30, 2021.

“Meeting” means the annual and special meeting of Shareholders to be held on Wednesday, June 16, 2021, as it may be adjourned or postponed to which this Information Circular relates.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HRG&C Committee, the Board and Management.

“mmboe” means million barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“Named Executive Officers” or “NEOs” means for 2020: Stephen Loukas, the Interim President and Chief Executive Officer; Peter Scott, Senior Vice President and Chief Financial Officer; Mark Hawkins, the Vice President, Legal, General Counsel and Corporate Secretary; Aaron Smith, the Senior Vice President, Development and Operations; and Gary Sykes, the Vice President Commercial. “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“non-equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

“Non-Management Director” means a director of Obsidian Energy who is not also an employee of Obsidian Energy.

“Obsidian Energy”, “Company”, “Corporation”, “we” or “our” means Obsidian Energy Ltd. and its subsidiaries. The Corporation completed a name change from Penn West Petroleum Ltd. in June 2017.

“Option” means a right to purchase a Share issued under the Stock Option Plan.

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“option-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“Proxy Deadline” means 9:00 a.m. (Mountain Daylight Time) on June 14, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

“PSU” or “PSU Award” means a performance share unit issued under the Award Plan.

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Obsidian Energy’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s peer performance group during the applicable performance period.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2020 dated March 26, 2021 which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“RPF” means the relative performance factor of a PSU under the Award Plan.

“RSU” or “RSU Award” means an incentive award issued under the Award Plan.

“Savings Plan” means the Employee Retirement/Savings Plan of Obsidian Energy.

“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders.

“Share” means a common share in the capital of Obsidian Energy.

“Share Unit Award” means an RSU Award or a PSU Award, as the case may be.

“share-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Obsidian Energy.

“STIP” means short term incentive plan.

“Stock Option Plan” means the stock option plan of Obsidian Energy, as amended and restated from time to time.

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“Total Shareholder Return” or “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

“Transaction” means a merger and acquisition transaction involving Obsidian whereby either of the following occurs: (i) the Obsidian Board of Directors, immediately prior to such transaction closing, acting reasonably, determines that such transaction sufficiently warrants the vesting of the Equity Award, taking into account, among other things, (a) the Obsidian lender and creditor situation before the public announcement of the transaction and after the closing date of the transaction, and (b) the trading price of Obsidian’s common shares before the public announcement of the transaction and after the closing date of the transaction; or (ii) all or substantially all of Obsidian’s common shares or assets are acquired.

“TSX” means the Toronto Stock Exchange.

“Voting Instruction Form” means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder’s voting instructions in respect of the matters to be considered at the Meeting.

Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the objectives of Obsidian Energy’s total compensation program for its NEOs; that Directors will not be eligible to receive stock options in 2021 or 2022; how the compensation programs are designed to achieve its objectives and what those objectives are; the objectives of the Savings Plan, Award Plan and Option Plan; and that our management is proactive in engaging investors around material announcements and quarterly earnings.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual

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performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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